04006942

RECD S.E.C.
JAN 30 2004
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
FEB 02 2004
THOMSON FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for January 27, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

99347 SAIL 2004-1
Form SE (Computational Materials)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V
Name: Ellen V. Kiernan
Title: Senior Vice President

Dated: January 30, 2004

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-1

$2,480,585,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
A1(5)	1,163,446,000	1M Libor	1.50	1-48	11.35%	TBD	2/25/2034	AAA/AAA
A2(6)	480,073,000	1M Libor	1.50	1-48	11.35%	TBD	2/25/2034	AAA/AAA
A3 (5)(6)(7)	566,574,000	(7)	6.16	48-91	11.35%	(7)	2/25/2034	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	7/25/2005	AAA/AAA
M1	118,420,000	1M Libor	5.00	38-91	6.60%	TBD	2/25/2034	AA/AA
M2	68,559,000	1M Libor	4.99	37-91	3.85%	TBD	2/25/2034	A/A
M3	18,697,000	1M Libor	4.97	37-91	3.10%	TBD	2/25/2034	A-/A-
M4	18,697,000	1M Libor	4.96	37-91	2.35%	TBD	2/25/2034	BBB+/BBB+
M5	18,697,000	1M Libor	4.77	37-87	1.60%	TBD	2/25/2034	BBB/BBB
M6	12,464,000	1M Libor	4.39	37-73	1.10%	TBD	2/25/2034	BBB-/BBB-
B	14,958,000	6.00%	3.55	37-58	0.50%	N/A	2/25/2034	BB+/BB+

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) (4)
A1(5)	1,163,446,000	1M Libor	1.50	1-48	11.35%	TBD	2/25/2034	AAA/AAA
A2(6)	480,073,000	1M Libor	1.50	1-48	11.35%	TBD	2/25/2034	AAA/AAA
A3 (5)(6)(7)	566,574,000	(7)	7.09	48-200	11.35%	(7)	2/25/2034	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	7/25/2005	AAA/AAA
M1	118,420,000	1M Libor	5.44	38-147	6.60%	TBD	2/25/2034	AA/AA
M2	68,559,000	1M Libor	5.29	37-127	3.85%	TBD	2/25/2034	A/A
M3	18,697,000	1M Libor	5.13	37-106	3.10%	TBD	2/25/2034	A-/A-
M4	18,697,000	1M Libor	5.00	37-98	2.35%	TBD	2/25/2034	BBB+/BBB+
M5	18,697,000	1M Libor	4.77	37-87	1.60%	TBD	2/25/2034	BBB/BBB
M6	12,464,000	1M Libor	4.39	37-73	1.10%	TBD	2/25/2034	BBB-/BBB-
B	14,958,000	6.00%	3.55	37-58	0.50%	N/A	2/25/2034	BB+/BB+

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closin g Date of 12/30/03 and assumed first Payment Date of 1/25/04.

(3) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) The Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1.

(6) The Class A2 Certificates and A3(2) Component are the Senior Certificates of Group 2.

(7) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus a specified margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all principal from Group 2 will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5 and M6 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class B Certificates will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on January 25, 2006, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in February 2006 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates, the Class B Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on January 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

M

Interest Payment Priority (continued)

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	422,787,261.09	175,544,738.91	598,332,000.00
7-12	317,090,445.82	131,658,554.18	448,749,000.00
13-18	264,241,684.87	109,715,315.13	373,957,000.00

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,889,183,099.68
3	1,873,704,160.62
4	1,853,010,611.69
5	1,829,521,766.41
6	1,802,880,789.88
7	1,772,995,396.60
8	1,738,810,082.78
9	1,700,358,666.44
10	1,656,315,082.47
11	1,588,363,682.57
12	1,523,408,465.65

Month	Approximate Notional Balance ($)
13	1,465,135,819.68
14	1,412,238,511.77
15	1,363,635,315.13
16	1,317,081,658.95
17	1,272,409,763.30
18	1,229,616,384.47
19	1,190,718,586.42
20	1,155,138,389.63
21	1,121,849,013.60
22	1,083,602,470.17
23	945,143,070.08
24	821,971,679.94

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that in the case of the Class B Certificates clause (b) in each definition above will be equal to 1.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (53.97%), Aurora (9.39%), Provident (7.76%), People's Choice (5.98%), Fieldstone (5.86%) and Finance America (5.18%) and as of the closing date will be serviced by Wells Fargo (46.39%), Chase (34.18%), Aurora (10.14%), Ocwen (6.64%) and Indymac (2.19%).

Mortgage Insurance

Approximately 67.12% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the margin on Class A3 will increase by 0.25%, the margins on the Class M1, M2, M3, M4, M5 and M6 will increase to 1.5 times their initial margin and the Class B Interest Rate will increase to 6.50%

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 66% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

Distribution Date	Loss Percentage
February 2007 to January 2008	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
February 2008 to January 2009	3.75% for the first month, plus an additional 1/12th of 0.75 % for each month thereafter
February 2009 to January 2010	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
February 2010 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1
AAA/AAA
Libor Floater
(Group 1)

A2
AAA/AAA
Libor Floater
(Group 2)

A3
AAA/AAA
Fixed-Floating
(Component Certificate)

A-IO
AAA/AAA
6.00% Interest
Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3

M1
AA/AA
Libor Floater

M2
A/A
Libor Floater

M3
A-/A-
Libor Floater

M4
BBB+/BBB+
Libor Floater

M5
BBB/BBB
Libor Floater

M6
BBB-/BBB-
Libor Floater

B
BB+/BB+
6.00% Interest Rate

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-1
Depositor:	Structured Asset Securities Corporation
Trustee:	Deutsche Bank
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: February 25, 2004
Cut-Off Date:	January 1, 2004
Statistical Calculation Date:	December 1, 2003
Expected Pricing Date:	January [ ], 2004
Closing Date:	January 29, 2004
Settlement Date:	January 29, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	January 25, 2004
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and M6
	30/360 on Class A3, Class A-IO and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 99.76% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 0.24% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	[0.00075%] of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	3.10	2.06	1.50	1.14	0.92
Window (mos)	1-98	1-65	1-48	1-33	1-26
Expected Final Mat.	2/25/2012	5/25/2009	12/25/2007	9/25/2006	2/25/2006
Class A2					
Avg. Life (yrs)	3.11	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-65	1-48	1-33	1-26
Expected Final Mat.	2/25/2012	5/25/2009	12/25/2007	9/25/2006	2/25/2006
Class A3					
Avg. Life (yrs)	12.15	8.31	6.16	4.71	3.56
Window (mos)	98-176	65-122	48-91	33-71	26-57
Expected Final Mat.	8/25/2018	2/25/2014	7/25/2011	11/25/2009	9/25/2008
Class M1					
Avg. Life (yrs)	9.72	6.61	5.00	4.24	3.94
Window (mos)	56-176	37-122	38-91	40-71	41-57
Expected Final Mat.	8/25/2018	2/25/2014	7/25/2011	11/25/2009	9/25/2008
Class M2					
Avg. Life (yrs)	9.72	6.61	4.99	4.15	3.73
Window (mos)	56-176	37-122	37-91	38-71	39-57
Expected Final Mat.	8/25/2018	2/25/2014	7/25/2011	11/25/2009	9/25/2008
Class M3					
Avg. Life (yrs)	9.72	6.61	4.97	4.11	3.66
Window (mos)	56-176	37-122	37-91	38-71	39-57
Expected Final Mat.	8/25/2018	2/25/2014	7/25/2011	11/25/2009	9/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.60	4.96	4.10	3.61
Window (mos)	56-176	37-122	37-91	37-71	38-57
Expected Final Mat.	8/25/2018	2/25/2014	7/25/2011	11/25/2009	9/25/2008
Class M5					
Avg. Life (yrs)	9.39	6.35	4.77	3.92	3.49
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	4/25/2018	10/25/2013	3/25/2011	8/25/2009	7/25/2008
Class M6					
Avg. Life (yrs)	8.68	5.84	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	1/25/2016	2/25/2012	1/25/2010	8/25/2008	9/25/2007
Class B					
Avg. Life (yrs)	6.90	4.61	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	9/25/2013	7/25/2010	10/25/2008	9/25/2007	1/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 12/30/2003 and assumed first Payment Date of 1/25/2004.**

Sensitivity Analysis – To 10% Call (1)			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	3/25/2009	12/25/2006	1/25/2006
Class A2			
Avg. Life (yrs)	1.98	1.23	0.88
Window (mos)	1-63	1-35	1-25
Expected Final Mat.	3/25/2009	11/25/2006	1/25/2006
Class A3			
Avg. Life (yrs)	8.02	5.14	3.33
Window (mos)	63-118	35-76	25-54
Expected Final Mat.	10/25/2013	4/25/2010	6/25/2008
Class M1			
Avg. Life (yrs)	6.37	4.41	3.91
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	10/25/2013	4/25/2010	6/25/2008
Class M2			
Avg. Life (yrs)	6.37	4.35	3.67
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	10/25/2013	4/25/2010	6/25/2008
Class M3			
Avg. Life (yrs)	6.37	4.34	3.58
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	10/25/2013	4/25/2010	6/25/2008
Class M4			
Avg. Life (yrs)	6.36	4.31	3.54
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	10/25/2013	4/25/2010	6/25/2008
Class M5			
Avg. Life (yrs)	6.12	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	6/25/2013	1/25/2010	4/25/2008
Class M6			
Avg. Life (yrs)	5.63	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	11/25/2011	1/25/2009	7/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	4/25/2010	1/25/2008	1/25/2007

(1) Assumed Closing Date of 12/30/2003 and assumed first Payment Date of 1/25/2004.

Sensitivity Analysis – To Maturity

Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.10	2.06	1.50	1.14	0.92
Window (mos)	1-98	1-65	1-48	1-33	1-26
Expected Final Mat.	2/25/2012	5/25/2009	12/25/2007	9/25/2006	2/25/2006
Class A2					
Avg. Life (yrs)	3.11	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-65	1-48	1-33	1-26
Expected Final Mat.	2/25/2012	5/25/2009	12/25/2007	9/25/2006	2/25/2006
Class A3					
Avg. Life (yrs)	13.66	9.53	7.09	5.45	4.16
Window (mos)	98-323	65-259	48-200	33-159	26-129
Expected Final Mat.	11/25/2030	7/25/2025	8/25/2020	3/25/2017	9/25/2014
Class M1					
Avg. Life (yrs)	10.46	7.18	5.44	4.57	4.22
Window (mos)	56-267	37-194	38-147	40-115	41-93
Expected Final Mat.	3/25/2026	2/25/2020	3/25/2016	7/25/2013	9/25/2011
Class M2					
Avg. Life (yrs)	10.26	7.02	5.29	4.38	3.92
Window (mos)	56-237	37-169	37-127	38-99	39-80
Expected Final Mat.	9/25/2023	1/25/2018	7/25/2014	3/25/2012	8/25/2010
Class M3					
Avg. Life (yrs)	10.01	6.83	5.13	4.23	3.76
Window (mos)	56-204	37-143	37-106	38-83	39-67
Expected Final Mat.	12/25/2020	11/25/2015	10/25/2012	11/25/2010	7/25/2009
Class M4					
Avg. Life (yrs)	9.79	6.66	5.00	4.13	3.64
Window (mos)	56-189	37-132	37-98	37-76	38-61
Expected Final Mat.	9/25/2019	12/25/2014	2/25/2012	4/25/2010	1/25/2009
Class M5					
Avg. Life (yrs)	9.39	6.35	4.77	3.92	3.49
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	4/25/2018	10/25/2013	3/25/2011	8/25/2009	7/25/2008
Class M6					
Avg. Life (yrs)	8.68	5.84	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	1/25/2016	2/25/2012	1/25/2010	8/25/2008	9/25/2007
Class B					
Avg. Life (yrs)	6.90	4.61	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	9/25/2013	7/25/2010	10/25/2008	9/25/2007	1/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 12/30/2003 and assumed first Payment Date of 1/25/2004.

Sensitivity Analysis – To Maturity [1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	3/25/2009	12/25/2006	1/25/2006
Class A2			
Avg. Life (yrs)	1.98	1.23	0.88
Window (mos)	1-63	1-35	1-25
Expected Final Mat.	3/25/2009	11/25/2006	1/25/2006
Class A3			
Avg. Life (yrs)	9.18	5.94	3.90
Window (mos)	63-251	35-170	25-121
Expected Final Mat.	11/25/2024	2/25/2018	1/25/2014
Class M1			
Avg. Life (yrs)	6.92	4.78	4.18
Window (mos)	37-187	39-124	42-88
Expected Final Mat.	7/25/2019	4/25/2014	4/25/2011
Class M2			
Avg. Life (yrs)	6.76	4.61	3.85
Window (mos)	37-163	38-106	39-76
Expected Final Mat.	7/25/2017	10/25/2012	4/25/2010
Class M3			
Avg. Life (yrs)	6.57	4.48	3.68
Window (mos)	37-137	38-89	39-63
Expected Final Mat.	5/25/2015	5/25/2011	3/25/2009
Class M4			
Avg. Life (yrs)	6.41	4.35	3.57
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	7/25/2014	10/25/2010	10/25/2008
Class M5			
Avg. Life (yrs)	6.12	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	6/25/2013	1/25/2010	4/25/2008
Class M6			
Avg. Life (yrs)	5.63	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	11/25/2011	1/25/2009	7/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	4/25/2010	1/25/2008	1/25/2007

(1) **Assumed Closing Date of 12/30/2003 and assumed first Payment Date of 1/25/2004.**

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.8555	3.84
6.8655	3.63
6.8755	3.42
6.8855	3.21
6.8955	3.00
6.9055	2.79
6.9155	2.58
6.9255	2.37
6.9355	2.17
Mod. Dur.	0.68(3)

(1) Shown at the Certificate pricing assumption as defined on pa ge one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield. Assumed Closing Date of 12/30/2003 and assumed first Payment Date of 1/25/2004.
(3) Assumes a price of 6.8955% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	4.92592	4.68274	4.85458	31	8.34681	8.36984	8.35357
2	7.89936	7.65655	7.82812	32	8.07603	8.09720	8.08224
3	8.46106	8.20193	8.38503	33	8.07589	8.09624	8.08186
4	7.92201	7.68002	7.85102	34	8.37512	8.38505	8.37803
5	8.18741	7.93781	8.11418	35	8.88619	8.94661	8.90392
6	7.91800	7.67693	7.84728	36	9.17958	9.24085	9.19756
7	8.58907	8.33974	8.51592	37	8.88074	8.93889	8.89780
8	8.30053	8.05943	8.22980	38	8.87802	8.93504	8.89475
9	8.27877	8.03808	8.20816	39	9.82796	9.88993	9.84615
10	8.51838	8.27011	8.44554	40	8.90458	8.94931	8.91771
11	8.15704	7.91728	8.08670	41	9.85290	9.97113	9.88760
12	8.34015	8.09289	8.26761	42	9.53162	9.64468	9.56480
13	8.23080	7.99120	8.16050	43	9.84578	9.96120	9.87966
14	8.16588	7.92672	8.09572	44	9.52474	9.63506	9.55712
15	8.97433	8.71005	8.89680	45	9.52130	9.63026	9.55328
16	8.04611	7.80788	7.97622	46	9.83829	9.94717	9.87024
17	8.25268	8.00703	8.18061	47	10.14626	9.71650	10.02012
18	7.92705	7.68986	7.85746	48	10.48022	10.03526	10.34963
19	9.56581	9.31378	9.49187	49	10.13768	9.70631	10.01108
20	9.24400	8.99987	9.17237	50	10.13358	9.70135	10.00673
21	9.23863	8.99478	9.16709	51	10.82807	10.36512	10.69221
22	9.61361	9.33352	9.53144	52	10.12549	9.69145	9.99812
23	10.14721	10.01008	10.10698	53	10.79515	10.09973	10.59110
24	10.19667	10.05440	10.15493	54	10.44248	9.76886	10.24484
25	7.56424	7.42601	7.52368	55	10.78597	10.08924	10.58158
26	7.56304	7.42427	7.52233	56	10.43360	9.75871	10.23563
27	8.37381	8.21967	8.32859	57	10.42917	9.75364	10.23103
28	7.59288	7.44364	7.54909	58	10.77223	10.07845	10.56877
29	8.35101	8.37579	8.35828	59	10.56548	9.83256	10.35056
30	8.07990	8.10296	8.08667	60	10.91293	10.15889	10.69185

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed Closing Date of 12/30/2003 and assumed first Payment Date of 1/25/2004.

SAIL 2004-1 Collateral Summary -Aggregate

Total Number of Loans	14,067	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,493,049,538	Yes	31.2%
Average Loan Principal Balance	$177,227	No	68.8%
Fixed Rate	30.2%		
Adjustable Rate	69.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.3%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	67.1%
Weighted Average Margin	6.2%	No	32.9%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.1%	None	25.7%
Weighted Average Floor	7.3%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	353.3	1.001-2.000	43.4%
Weighted Average Remaining Term (mo.)	351.2	2.001-3.000	24.6%
Weighted Average Loan Age (mo.)	2.0	3.001-4.000	0.1%
Weighted Average Combined LTV	80.9%	4.001-5.000	1.0%
Non-Zero Weighted Average FICO	629	5.001 >=	0.0%
Non-Zero Weighted Average DTI	40.4%		
% IO Loans	5.8%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	97.8%	CA	46.9%
Second	2.2%	IL	5.5%
		NY	4.8%
Product Type		FL	4.3%
2/28 ARM (LIBOR)	55.8%	NJ	3.7%
Fixed Rate	28.8%		
3/27 ARM (LIBOR)	13.8%	**Occupancy Status**	
Balloon	1.4%	Primary Home	92.6%
Other	0.2%	Investment	6.6%
		Second Home	0.8%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,226	$43,377,702.68	1.74%
50,000.01 - 100,000.00	2,761	209,488,477.32	8.40
100,000.01 - 150,000.00	2,992	375,836,211.59	15.08
150,000.01 - 200,000.00	2,410	420,999,505.23	16.89
200,000.01 - 250,000.00	1,634	365,390,642.82	14.66
250,000.01 - 300,000.00	1,113	305,311,601.92	12.25
300,000.01 - 350,000.00	772	251,064,159.80	10.07
350,000.01 - 400,000.00	502	188,983,642.35	7.58
400,000.01 - 450,000.00	268	113,674,274.28	4.56
450,000.01 - 500,000.00	176	84,370,142.37	3.38
500,000.01 - 550,000.00	65	34,379,710.79	1.38
550,000.01 - 600,000.00	60	34,612,233.96	1.39
600,000.01 - 650,000.00	44	27,892,703.85	1.12
650,000.01 - 700,000.00	11	7,399,404.05	0.30
700,000.01 - 750,000.00	9	6,605,680.84	0.26
750,000.01 - 800,000.00	5	3,873,622.99	0.16
800,000.01 - 850,000.00	7	5,790,639.94	0.23
850,000.01 - 900,000.00	2	1,787,431.61	0.07
900,000.01 - 950,000.00	2	1,857,817.70	0.07
950,000.01 - 1,000,000.00	2	1,994,093.43	0.08
1,050,000.01 - 1,100,000.00	1	1,072,500.00	0.04
1,250,000.01 - 1,300,000.00	1	1,300,000.00	0.05
1,350,000.01 - 1,400,000.00	1	1,400,000.00	0.06
1,450,000.01 - 1,500,000.00	2	2,990,169.41	0.12
1,550,000.01 - 1,600,000.00	1	1,597,168.93	0.06
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Minimum:	$9,001.90
Maximum:	$1,597,168.93
Weighted Average:	$177,226.81

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed bebw as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	81	$20,248,485.90	0.81%
5.501 - 6.000	643	160,328,231.45	6.43
6.001 - 6.500	1,437	348,466,313.99	13.98
6.501 - 7.000	2,552	546,817,060.45	21.93
7.001 - 7.500	2,190	425,620,428.51	17.07
7.501 - 8.000	2,289	412,387,758.05	16.54
8.001 - 8.500	1,406	221,308,613.18	8.88
8.501 - 9.000	1,243	177,436,479.96	7.12
9.001 - 9.500	614	65,444,782.41	2.63
9.501 - 10.000	609	55,824,815.94	2.24
10.001 - 10.500	410	27,677,629.31	1.11
10.501 - 11.000	335	19,167,636.66	0.77
11.001 - 11.500	111	5,906,533.63	0.24
11.501 - 12.000	56	2,667,234.48	0.11
12.001 - 12.500	20	1,189,685.48	0.05
12.501 - 13.000	70	2,522,467.42	0.10
13.001 - 13.500	1	35,381.04	0.00
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Minimum: 3.000%
Maximum: 13.500%
Weighted Average: 7.441%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	18	$1,637,288.65	0.07%
171 - 180	870	70,779,122.24	2.84
181 - 240	424	29,770,309.99	1.19
241 - 300	4	476,097.14	0.02
301 - 360	12,751	2,390,386,719.84	95.88
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 353.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	46	$6,133,609.59	0.25%
171 - 180	843	66,294,150.77	2.66
181 - 240	424	29,770,309.99	1.19
241 - 300	3	464,747.67	0.02
301 - 360	12,751	2,390,386,719.84	95.88
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Minimum: 48.0
Maximum: 360.0
Weighted Average: 351.2

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$24,845.18	0.00%
10.001 - 20.000	19	1,255,739.62	0.05
20.001 - 30.000	53	5,972,416.44	0.24
30.001 - 40.000	121	16,655,727.15	0.67
40.001 - 50.000	266	40,300,632.70	1.62
50.001 - 60.000	577	99,852,765.28	4.01
60.001 - 70.000	1,322	242,159,435.25	9.71
70.001 - 80.000	4,772	899,449,465.70	36.08
80.001 - 90.000	4,356	817,627,837.73	32.80
90.001 - 100.000	2,580	369,750,672.81	14.83
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Minimum:	6.760%
Maximum:	100.000%
Weighted Average:	80.943%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	4	$224,099.47	0.01%
451 - 500	22	3,112,767.64	0.12
501 - 550	2,218	354,762,837.78	14.23
551 - 600	2,930	485,790,014.26	19.49
601 - 650	4,112	727,467,004.58	29.18
651 - 700	2,969	563,634,167.17	22.61
701 - 750	1,298	255,010,313.50	10.23
751 - 800	506	101,473,421.41	4.07
801 >=	8	1,574,912.05	0.06
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Non- Zero Minimum:	498
Maximum:	813
Non-Zero WA:	629

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	7,319	$1,329,801,869.49	53.34%
Purchase	5,166	883,554,266.26	35.44
Rate/Term Refinance	1,456	258,143,188.74	10.35
Debt Consolidation	123	21,206,767.48	0.85
Home Improvement	3	343,445.89	0.01
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	10,631	$1,855,863,779.98	74.44%
PUD	1,247	251,133,259.08	10.07
2-4 Family	1,066	206,614,888.86	8.29
Condo	1,083	174,845,713.65	7.01
Row House	15	2,028,141.30	0.08
Manufactured Housing	20	1,248,309.38	0.05
Townhouse	4	744,931.38	0.03
Coop	1	570,514.23	0.02
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	3,972	$860,587,678.34	34.52%
CA-N	1,389	307,910,525.95	12.35
IL	761	136,030,153.84	5.46
NY	453	119,927,666.70	4.81
FL	792	108,105,394.77	4.34
NJ	471	91,751,501.85	3.68
HI	299	67,790,960.48	2.72
CO	338	62,191,715.65	2.49
MI	526	60,804,178.32	2.44
TX	535	60,623,505.33	2.43
MD	275	53,303,691.45	2.14
NV	305	46,883,285.76	1.88
WA	304	46,294,377.52	1.86
MN	266	44,621,836.24	1.79
AZ	365	42,616,664.77	1.71
MA	190	37,243,574.99	1.49
VA	159	31,163,289.50	1.25
GA	207	28,215,885.15	1.13
CT	175	28,040,297.59	1.12
UT	209	28,017,850.16	1.12
PA	252	27,230,032.65	1.09
OH	278	25,928,539.73	1.04
OR	175	24,700,502.38	0.99
MO	208	17,946,870.45	0.72
DC	81	14,438,555.59	0.58
WI	138	14,164,078.68	0.57
IN	116	11,381,798.86	0.46
RI	77	11,368,786.63	0.46
NC	83	9,640,665.53	0.39
NM	55	7,772,475.60	0.31
Other	613	66,353,197.40	2.66
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,686	$640,279,605.64	25.68%
1% of Amt. Prepaid	223	25,171,057.12	1.01
1% of Orig. Bal.	140	12,191,215.41	0.49
1% of UPB	245	25,893,397.13	1.04
2 Mos. Int. on Amt. Prepaid	28	5,173,746.95	0.21
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	51	7,707,649.36	0.31
2 Mos. Int. on 80% UPB	4	430,344.49	0.02
2% of Amt. Prepaid	77	13,147,432.50	0.53
2% of UPB	270	30,566,622.20	1.23
3 Mos. Int. on Amt. Prepaid	8	2,550,608.17	0.10
3 Mos. Int. on UPB	91	20,206,191.41	0.81
3% 2% 1% of UPB	30	5,538,193.74	0.22
3% of UPB	2	195,514.94	0.01
5% 4% of UPB	13	1,612,072.07	0.06
5% 4% 3% of UPB	10	814,348.70	0.03
5% 4% 3% 2% 1% of UPB	6	553,835.91	0.02
5% of Amt. Prepaid	5	1,006,699.22	0.04
5% of UPB	11	1,385,240.63	0.06
6 Mos. Int. on Amt. Prepaid	17	4,328,551.61	0.17
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	7,765	1,454,541,325.13	58.34
6 Mos. Int. on 80% of UPB	422	82,702,248.83	3.32
6 Mos. Int. on UPB	959	156,061,576.42	6.26
6% of Amt. Prepaid	2	684,873.79	0.03
6% of UPB	2	307,186.49	0.01
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	8,715	$1,427,467,536.50	57.26%
Stated	3,859	704,284,079.48	28.25
Limited	989	250,636,768.76	10.05
No Documentation	437	91,046,922.91	3.65
No Ratio	67	19,614,230.21	0.79
Total:	**14,067**	**$2,493,049,537.86**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	145	$42,732,601.25	2.46%
3.001 - 3.500	27	6,508,293.70	0.37
3.501 - 4.000	236	46,113,597.22	2.65
4.001 - 4.500	164	31,943,147.96	1.84
4.501 - 5.000	441	92,104,431.44	5.29
5.001 - 5.500	1,076	214,026,290.99	12.30
5.501 - 6.000	1,493	304,207,400.99	17.48
6.001 - 6.500	1,725	319,180,330.07	18.34
6.501 - 7.000	1,673	321,039,062.84	18.45
7.001 - 7.500	1,560	268,006,587.34	15.40
7.501 - 8.000	388	60,252,155.81	3.46
8.001 - 8.500	147	21,771,066.02	1.25
8.501 - 9.000	72	8,763,750.40	0.50
9.001 - 9.500	19	2,033,899.40	0.12
9.501 - 10.000	11	1,250,414.71	0.07
10.001 >=	3	195,012.33	0.01
Total:	**9,180**	**$1,740,128,042.47**	**100.00%**

Minimum: 2.750%
Maximum: 10.650%
Weighted Average: 6.183%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	101	$22,155,184.49	1.27%
1.500	3	459,521.58	0.03
2.000	5,573	1,075,505,136.35	61.81
2.500	1	294,061.51	0.02
3.000	3,498	640,891,096.32	36.83
3.375	1	229,787.88	0.01
5.000	1	311,250.00	0.02
6.000	1	144,944.97	0.01
7.000	1	137,059.37	0.01
Total:	**9,180**	**$1,740,128,042.47**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.357%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	8,563	$1,645,761,805.24	94.58%
1.500	44	7,611,642.97	0.44
2.000	77	20,765,871.60	1.19
3.000	496	65,988,722.66	3.79
Total:	**9,180**	**$1,740,128,042.47**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.090%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.501 - 9.000	1	$187,370.22	0.01%
10.001 - 10.500	2	515,567.67	0.03
10.501 - 11.000	4	764,762.07	0.04
11.001 - 11.500	34	9,972,441.20	0.57
11.501 - 12.000	216	64,147,555.70	3.69
12.001 - 12.500	386	99,413,340.93	5.71
12.501 - 13.000	741	169,030,718.41	9.71
13.001 - 13.500	1,097	229,608,834.22	13.19
13.501 - 14.000	1,670	339,787,196.26	19.53
14.001 - 14.500	1,368	256,816,870.10	14.76
14.501 - 15.000	1,392	246,593,250.58	14.17
15.001 - 15.500	844	135,336,904.90	7.78
15.501 - 16.000	732	110,898,378.01	6.37
16.001 - 16.500	300	36,081,795.99	2.07
16.501 - 17.000	235	26,757,513.41	1.54
17.001 - 17.500	78	7,903,154.96	0.45
17.501 - 18.000	54	4,594,761.33	0.26
18.001 - 18.500	18	1,350,310.57	0.08
18.501 - 19.000	6	270,576.11	0.02
19.001 - 19.500	1	36,739.83	0.00
19.501 >=	1	60,000.00	0.00
Total:	**9,180**	**$1,740,128,042.47**	**100.00%**

Minimum: 9.000%
Maximum: 20.000%
Weighted Average: 14.083%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	349	$89,093,578.65	5.12%
5.501 - 6.000	370	95,949,499.47	5.51
6.001 - 6.500	878	202,472,990.75	11.64
6.501 - 7.000	1,670	362,726,000.04	20.84
7.001 - 7.500	1,504	300,499,662.00	17.27
7.501 - 8.000	1,589	292,909,381.09	16.83
8.001 - 8.500	1,011	163,263,919.06	9.38
8.501 - 9.000	890	132,467,788.05	7.61
9.001 - 9.500	389	46,502,812.51	2.67
9.501 - 10.000	313	35,512,467.91	2.04
10.001 - 10.500	113	10,837,163.94	0.62
10.501 - 11.000	63	4,979,849.16	0.29
11.001 - 11.500	25	1,856,911.79	0.11
11.501 - 12.000	12	818,917.30	0.05
12.001 - 12.500	3	177,100.75	0.01
12.501 - 13.000	1	60,000.00	0.00
Total:	**9,180**	**$1,740,128,042.47**	**100.00%**

Minimum: 2.750%
Maximum: 13.000%
Weighted Average: 7.291%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-04	2	$355,186.56	0.02%
2004-07	4	786,568.62	0.05
2004-08	2	329,457.98	0.02
2004-10	3	257,941.26	0.01
2004-11	1	63,527.88	0.00
2004-12	1	80,957.33	0.00
2005-01	2	399,085.69	0.02
2005-02	2	507,880.52	0.03
2005-03	1	52,886.05	0.00
2005-04	16	2,765,579.82	0.16
2005-05	34	4,998,823.12	0.29
2005-06	45	8,153,417.60	0.47
2005-07	65	12,055,975.07	0.69
2005-08	151	28,875,341.83	1.66
2005-09	945	196,506,630.87	11.29
2005-10	3,620	675,792,443.36	38.84
2005-11	2,097	389,630,735.90	22.39
2005-12	389	69,135,377.50	3.97
2006-01	4	925,474.64	0.05
2006-02	2	374,352.00	0.02
2006-04	2	257,461.61	0.01
2006-05	3	596,207.52	0.03
2006-06	3	575,907.85	0.03
2006-07	5	1,104,391.70	0.06
2006-08	15	3,005,281.92	0.17
2006-09	137	28,060,872.70	1.61
2006-10	846	163,378,693.11	9.39
2006-11	700	132,824,874.01	7.63
2006-12	53	11,376,901.00	0.65
2007-01	7	1,231,295.00	0.07
2008-09	2	755,710.59	0.04
2008-10	14	3,130,638.97	0.18
2008-11	5	1,586,200.00	0.09
2018-09	2	195,962.89	0.01
Total:	**9,180**	**$1,740,128,042.47**	**100.00%**

SAIL 2004-1 Collateral Summary –Group 1

Total Number of Loans	11,527	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,761,613,261	Yes	30.7%
Average Loan Principal Balance	$152,825	No	69.3%
Fixed Rate	28.6%		
Adjustable Rate	71.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	68.4%
Weighted Average Margin	6.3%	No	31.6%
Weighted Average Initial Periodic Cap	2.3%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.2%	None	22.9%
Weighted Average Floor	7.4%	0.001-1.000	4.6%
Weighted Average Original Term (mo.)	353.2	1.001-2.000	44.2%
Weighted Average Remaining Term (mo.)	351.3	2.001-3.000	28.3%
Weighted Average Loan Age (mo.)	1.9		
Weighted Average Combined LTV	80.8%		
Non-Zero Weighted Average FICO	623	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.4%	(Other states account individually for less than	
% IO Loans	4.0%	3% of the Cut-off Date principal balance)	
		CA	44.6%
Lien Position		IL	6.1%
First	97.9%	FL	4.4%
Second	2.1%	NY	4.0%
		HI	3.5%
Product Type		NJ	3.5%
2/28 ARM (LIBOR)	55.6%		
Fixed Rate	27.6%	**Occupancy Status**	
3/27 ARM (LIBOR)	15.6%	Primary Home	91.5%
Balloon	1.0%	Investment	7.9%
Other	0.2%	Second Home	0.6%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,102	$39,330,232.13	2.23%
50,000.01 - 100,000.00	2,330	177,261,520.74	10.06
100,000.01 - 150,000.00	2,720	342,404,263.16	19.44
150,000.01 - 200,000.00	2,264	395,601,872.78	22.46
200,000.01 - 250,000.00	1,530	342,295,138.20	19.43
250,000.01 - 300,000.00	1,066	292,353,751.65	16.60
300,000.01 - 350,000.00	397	124,997,372.56	7.10
350,000.01 - 400,000.00	73	27,485,283.02	1.56
400,000.01 - 450,000.00	30	12,573,893.68	0.71
450,000.01 - 500,000.00	12	5,635,752.72	0.32
550,000.01 - 600,000.00	3	1,674,180.67	0.10
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Minimum: $9,001.90
Maximum: $560,383.55
Weighted Average: $152,824.96

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	54	$11,033,887.71	0.63%
5.501 - 6.000	470	91,803,129.80	5.21
6.001 - 6.500	1,101	216,433,005.34	12.29
6.501 - 7.000	2,094	381,809,211.74	21.67
7.001 - 7.500	1,810	304,242,925.17	17.27
7.501 - 8.000	1,910	301,701,780.39	17.13
8.001 - 8.500	1,175	168,734,850.74	9.58
8.501 - 9.000	1,064	140,165,893.61	7.96
9.001 - 9.500	516	53,821,080.00	3.06
9.501 - 10.000	505	45,429,604.73	2.58
10.001 - 10.500	334	21,582,581.77	1.23
10.501 - 11.000	284	15,218,901.74	0.86
11.001 - 11.500	94	4,833,712.16	0.27
11.501 - 12.000	48	2,236,309.67	0.13
12.001 - 12.500	13	638,728.71	0.04
12.501 - 13.000	54	1,892,276.99	0.11
13.001 - 13.500	1	35,381.04	0.00
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Minimum: 3.000%
Maximum: 13.500%
Weighted Average: 7.532%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	14	$1,058,238.38	0.06%
171 - 180	668	47,773,409.57	2.71
181 - 240	382	25,323,655.08	1.44
241 - 300	1	175,360.80	0.01
301 - 360	10,462	1,687,282,597.48	95.78
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.2

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	19	$1,264,640.86	0.07%
171 - 180	663	47,567,007.09	2.70
181 - 240	382	25,323,655.08	1.44
241 - 300	1	175,360.80	0.01
301 - 360	10,462	1,687,282,597.48	95.78
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Minimum: 111.0
Maximum: 360.0
Weighted Average: 351.3

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$24,845.18	0.00%
10.001 - 20.000	17	1,160,941.99	0.07
20.001 - 30.000	50	4,991,237.63	0.28
30.001 - 40.000	110	12,237,218.92	0.69
40.001 - 50.000	243	31,567,878.44	1.79
50.001 - 60.000	491	69,761,361.28	3.96
60.001 - 70.000	1,133	175,096,622.79	9.94
70.001 - 80.000	3,938	640,096,103.58	36.34
80.001 - 90.000	3,481	565,844,362.76	32.12
90.001 - 100.000	2,063	260,832,688.74	14.81
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Minimum: 6.760%
Maximum: 100.000%
Weighted Average: 80.779%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	3	$212,750.00	0.01%
451 - 500	21	2,898,767.64	0.16
501 - 550	1,916	286,585,411.84	16.27
551 - 600	2,528	380,292,985.37	21.59
601 - 650	3,366	505,408,706.52	28.69
651 - 700	2,326	367,493,832.72	20.86
701 - 750	990	158,830,882.84	9.02
751 - 800	370	58,859,512.33	3.34
801 >=	7	1,030,412.05	0.06
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Non- Zero Minimum: 498
Maximum: 813
Non-Zero WA: 623

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	6,181	$987,040,792.24	56.03%
Purchase	4,038	577,085,639.22	32.76
Rate/Term Refinance	1,200	182,083,437.54	10.34
Debt Consolidation	105	15,059,946.42	0.85
Home Improvement	3	343,445.89	0.02
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	8,612	$1,275,813,817.09	72.42%
2-4 Family	991	187,364,651.10	10.64
PUD	934	152,680,546.64	8.67
Condo	971	142,981,173.80	8.12
Row House	15	2,028,141.30	0.12
Townhouse	4	744,931.38	0.04
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	3,256	$606,528,658.87	34.43%
CA-N	987	179,718,633.32	10.20
IL	667	106,948,275.69	6.07
FL	654	77,588,617.40	4.40
NY	332	70,529,450.74	4.00
HI	288	62,179,048.47	3.53
NJ	370	61,717,586.83	3.50
TX	476	49,154,599.78	2.79
MI	461	48,975,044.80	2.78
CO	282	45,202,049.51	2.57
NV	278	38,238,701.08	2.17
WA	263	37,678,312.27	2.14
MD	212	33,535,950.68	1.90
MN	226	33,203,885.82	1.88
AZ	321	33,012,630.21	1.87
UT	190	22,612,927.37	1.28
GA	174	22,133,983.76	1.26
PA	214	20,831,205.42	1.18
MA	124	20,648,057.70	1.17
CT	141	19,259,160.83	1.09
OR	150	19,165,392.65	1.09
VA	115	17,732,162.95	1.01
OH	193	16,916,342.77	0.96
MO	182	15,215,789.93	0.86
DC	76	12,593,703.48	0.71
WI	127	11,736,492.36	0.67
IN	92	8,598,597.19	0.49
RI	55	7,997,464.52	0.45
NC	66	6,889,977.09	0.39
TN	63	5,884,637.67	0.33
Other	492	49,185,920.15	2.79
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,870	$403,628,166.75	22.91%
1% of Amt. Prepaid	186	19,486,203.59	1.11
1% of Orig. Bal.	78	6,854,861.71	0.39
1% of UPB	222	22,272,192.07	1.26
2 Mos. Int. on Amt. Prepaid	26	4,415,948.34	0.25
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	48	6,620,595.86	0.38
2 Mos. Int. on 80% UPB	4	430,344.49	0.02
2% of Amt. Prepaid	45	7,589,106.85	0.43
2% of UPB	229	24,093,543.31	1.37
3 Mos. Int. on Amt. Prepaid	7	2,050,608.17	0.12
3 Mos. Int. on UPB	56	11,505,773.38	0.65
3% 2% 1% of UPB	26	4,207,128.10	0.24
3% of UPB	2	195,514.94	0.01
5% 4% 3% of UPB	9	760,438.68	0.04
5% 4% 3% 2% 1% of UPB	6	553,835.91	0.03
5% of Amt. Prepaid	5	1,006,699.22	0.06
5% of UPB	8	857,198.66	0.05
6 Mos. Int. on Amt. Prepaid	13	3,044,697.16	0.17
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal	6,542	1,074,371,697.94	60.99
6 Mos. Int. on 80% of UPB	353	59,265,395.82	3.36
6 Mos. Int. on UPB	789	107,996,296.55	6.13
6% of Amt. Prepaid	1	99,827.32	0.01
6% of UPB	2	307,186.49	0.02
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	7,384	$1,070,498,041.00	60.77%
Stated	3,140	514,865,284.48	29.23
Limited	650	118,695,592.48	6.74
No Documentation	315	51,449,468.78	2.92
No Ratio	38	6,104,874.57	0.35
Total:	**11,527**	**$1,761,613,261.31**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	88	$17,235,109.47	1.37%
3.001 - 3.500	20	3,544,644.66	0.28
3.501 - 4.000	205	34,581,796.25	2.75
4.001 - 4.500	128	20,772,799.24	1.65
4.501 - 5.000	346	59,769,292.92	4.75
5.001 - 5.500	879	149,367,935.31	11.87
5.501 - 6.000	1,224	213,272,699.27	16.94
6.001 - 6.500	1,456	237,743,883.02	18.89
6.501 - 7.000	1,408	241,283,112.34	19.17
7.001 - 7.500	1,345	212,079,746.95	16.85
7.501 - 8.000	297	45,167,211.48	3.59
8.001 - 8.500	108	16,099,241.48	1.28
8.501 - 9.000	46	6,252,461.91	0.50
9.001 - 9.500	9	1,025,586.54	0.08
9.501 - 10.000	4	317,664.85	0.03
10.001 >=	2	138,829.35	0.01
Total:	**7,565**	**$1,258,652,015.04**	**100.00%**

Minimum: 2.750%
Maximum: 10.650%
Weighted Average: 6.259%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	65	$12,724,009.70	1.01%
1.500	3	459,521.58	0.04
2.000	4,967	852,684,508.79	67.75
2.500	1	294,061.51	0.02
3.000	2,525	391,666,871.24	31.12
3.375	1	229,787.88	0.02
5.000	1	311,250.00	0.02
6.000	1	144,944.97	0.01
7.000	1	137,059.37	0.01
Total:	**7,565**	**$1,258,652,015.04**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.303%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	7,461	$1,239,221,844.47	98.46%
1.500	38	5,815,706.51	0.46
2.000	64	13,232,810.94	1.05
3.000	2	381,653.12	0.03
Total:	**7,565**	**$1,258,652,015.04**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.013%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
8.501 - 9.000	1	$187,370.22	0.01%
10.001 - 10.500	1	111,817.67	0.01
10.501 - 11.000	3	610,950.56	0.05
11.001 - 11.500	17	3,667,325.01	0.29
11.501 - 12.000	115	24,820,943.35	1.97
12.001 - 12.500	261	54,602,366.83	4.34
12.501 - 13.000	546	103,149,184.84	8.20
13.001 - 13.500	904	170,555,571.39	13.55
13.501 - 14.000	1,377	248,121,457.69	19.71
14.001 - 14.500	1,139	188,672,521.96	14.99
14.501 - 15.000	1,191	192,632,600.76	15.30
15.001 - 15.500	733	110,795,931.55	8.80
15.501 - 16.000	647	91,320,785.34	7.26
16.001 - 16.500	261	30,662,627.40	2.44
16.501 - 17.000	219	24,985,208.55	1.99
17.001 - 17.500	73	7,586,045.94	0.60
17.501 - 18.000	51	4,451,679.47	0.35
18.001 - 18.500	18	1,350,310.57	0.11
18.501 - 19.000	6	270,576.11	0.02
19.001 - 19.500	1	36,739.83	0.00
19.501 >=	1	60,000.00	0.00
Total:	**7,565**	**$1,258,652,015.04**	**100.00%**

Minimum: 9.000%
Maximum: 20.000%
Weighted Average: 14.238%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	249	$47,911,875.72	3.81%
5.501 - 6.000	259	53,734,673.39	4.27
6.001 - 6.500	710	140,771,402.20	11.18
6.501 - 7.000	1,370	258,682,216.67	20.55
7.001 - 7.500	1,251	218,479,331.40	17.36
7.501 - 8.000	1,332	219,586,956.62	17.45
8.001 - 8.500	857	129,186,672.10	10.26
8.501 - 9.000	757	105,703,508.00	8.40
9.001 - 9.500	325	38,056,026.56	3.02
9.501 - 10.000	271	30,311,058.89	2.41
10.001 - 10.500	92	9,094,004.16	0.72
10.501 - 11.000	55	4,497,942.47	0.36
11.001 - 11.500	22	1,636,511.79	0.13
11.501 - 12.000	11	762,734.32	0.06
12.001 - 12.500	3	177,100.75	0.01
12.501 - 13.000	1	60,000.00	0.00
Total:	**7,565**	**$1,258,652,015.04**	**100.00%**

Minimum: 2.750%
Maximum: 13.000%
Weighted Average: 7.412%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	2	$355,186.56	0.03%
2004-07	4	786,568.62	0.06
2004-08	2	329,457.98	0.03
2004-10	2	232,464.26	0.02
2004-11	1	63,527.88	0.01
2004-12	1	80,957.33	0.01
2005-01	1	213,627.74	0.02
2005-03	1	52,886.05	0.00
2005-04	8	1,105,769.77	0.09
2005-05	29	4,018,151.67	0.32
2005-06	41	7,253,106.07	0.58
2005-07	55	9,413,912.70	0.75
2005-08	119	18,854,430.81	1.50
2005-09	745	128,155,125.46	10.18
2005-10	2,826	469,309,746.52	37.29
2005-11	1,773	290,463,759.75	23.08
2005-12	343	48,894,621.50	3.88
2006-01	3	588,827.13	0.05
2006-02	1	209,384.56	0.02
2006-04	2	257,461.61	0.02
2006-05	2	363,113.30	0.03
2006-06	2	333,418.56	0.03
2006-07	3	444,403.70	0.04
2006-08	10	1,704,946.94	0.14
2006-09	114	20,735,997.64	1.65
2006-10	758	131,356,242.34	10.44
2006-11	644	109,320,033.03	8.69
2006-12	49	9,224,060.00	0.73
2007-01	7	1,231,295.00	0.10
2008-09	1	206,782.46	0.02
2008-10	12	2,325,785.21	0.18
2008-11	2	571,000.00	0.05
2018-09	2	195,962.89	0.02
Total:	**7,565**	**$1,258,652,015.04**	**100.00%**

SAIL 2004-1 Collateral Summary –Group 2

Total Number of Loans	2,540	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$731,436,277	Yes	32.3%
Average Loan Principal Balance	$287,967	No	67.7%
Fixed Rate	34.2%		
Adjustable Rate	65.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	67.6%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	64.0%
Weighted Average Margin	6.0%	No	36.0%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.3%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	32.4%
Weighted Average Floor	7.0%	0.001-1.000	6.9%
Weighted Average Original Term (mo.)	353.4	1.001-2.000	41.2%
Weighted Average Remaining Term (mo.)	351.0	2.001-3.000	15.7%
Weighted Average Loan Age (mo.)	2.4	3.001-4.000	0.4%
Weighted Average Combined LTV	81.3%	4.001-5.000	3.4%
Non-Zero Weighted Average FICO	644	5.001 >=	0.0%
Non-Zero Weighted Average DTI	40.5%		
% IO Loans	10.3%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		3% of the Cut-off Date principal balance)	
First	97.5%	CA	52.3%
Second	2.5%	NY	6.8%
		FL	4.2%
Product Type		NJ	4.1%
2/28 ARM (LIBOR)	56.2%	IL	4.0%
Fixed Rate	31.9%		
3/27 ARM (LIBOR)	9.3%	**Occupancy Status**	
Balloon	2.3%	Primary Home	95.3%
Other	0.3%	Investment	3.6%
		Second Home	1.1%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	124	$4,047,470.55	0.55%
50,000.01 - 100,000.00	431	32,226,956.58	4.41
100,000.01 - 150,000.00	272	33,431,948.43	4.57
150,000.01 - 200,000.00	146	25,397,632.45	3.47
200,000.01 - 250,000.00	104	23,095,504.62	3.16
250,000.01 - 300,000.00	47	12,957,850.27	1.77
300,000.01 - 350,000.00	375	126,066,787.24	17.24
350,000.01 - 400,000.00	429	161,498,359.33	22.08
400,000.01 - 450,000.00	238	101,100,380.60	13.82
450,000.01 - 500,000.00	164	78,734,389.65	10.76
500,000.01 - 550,000.00	65	34,379,710.79	4.70
550,000.01 - 600,000.00	57	32,938,053.29	4.50
600,000.01 - 650,000.00	44	27,892,703.85	3.81
650,000.01 - 700,000.00	11	7,399,404.05	1.01
700,000.01 - 750,000.00	9	6,605,680.84	0.90
750,000.01 - 800,000.00	5	3,873,622.99	0.53
800,000.01 - 850,000.00	7	5,790,639.94	0.79
850,000.01 - 900,000.00	2	1,787,431.61	0.24
900,000.01 - 950,000.00	2	1,857,817.70	0.25
950,000.01 - 1,000,000.00	2	1,994,093.43	0.27
1,050,000.01 - 1,100,000.00	1	1,072,500.00	0.15
1,250,000.01 - 1,300,000.00	1	1,300,000.00	0.18
1,350,000.01 - 1,400,000.00	1	1,400,000.00	0.19
1,450,000.01 - 1,500,000.00	2	2,990,169.41	0.41
1,550,000.01 - 1,600,000.00	1	1,597,168.93	0.22
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Minimum:	$9,940.71
Maximum:	$1,597,168.93
Weighted Average:	$287,967.04

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	27	$9,214,598.19	1.26%
5.501 - 6.000	173	68,525,101.65	9.37
6.001 - 6.500	336	132,033,308.65	18.05
6.501 - 7.000	458	165,007,848.71	22.56
7.001 - 7.500	380	121,377,503.34	16.59
7.501 - 8.000	379	110,685,977.66	15.13
8.001 - 8.500	231	52,573,762.44	7.19
8.501 - 9.000	179	37,270,586.35	5.10
9.001 - 9.500	98	11,623,702.41	1.59
9.501 - 10.000	104	10,395,211.21	1.42
10.001 - 10.500	76	6,095,047.54	0.83
10.501 - 11.000	51	3,948,734.92	0.54
11.001 - 11.500	17	1,072,821.47	0.15
11.501 - 12.000	8	430,924.81	0.06
12.001 - 12.500	7	550,956.77	0.08
12.501 - 13.000	16	630,190.43	0.09
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Minimum: 3.750%
Maximum: 13.000%
Weighted Average: 7.223%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	4	$579,050.27	0.08%
171 - 180	202	23,005,712.67	3.15
181 - 240	42	4,446,654.91	0.61
241 - 300	3	300,736.34	0.04
301 - 360	2,289	703,104,122.36	96.13
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 353.4

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	27	$4,868,968.73	0.67%
171 - 180	180	18,727,143.68	2.56
181 - 240	42	4,446,654.91	0.61
241 - 300	2	289,386.87	0.04
301 - 360	2,289	703,104,122.36	96.13
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Minimum: 48.0
Maximum: 360.0
Weighted Average: 351.0

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$94,797.63	0.01%
20.001 - 30.000	3	981,178.81	0.13
30.001 - 40.000	11	4,418,508.23	0.60
40.001 - 50.000	23	8,732,754.26	1.19
50.001 - 60.000	86	30,091,404.00	4.11
60.001 - 70.000	189	67,062,812.46	9.17
70.001 - 80.000	834	259,353,362.12	35.46
80.001 - 90.000	875	251,783,474.97	34.42
90.001 - 100.000	517	108,917,984.07	14.89
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Minimum:	17.800%
Maximum:	100.000%
Weighted Average:	81.339%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$11,349.47	0.00%
451 - 500	1	214,000.00	0.03
501 - 550	302	68,177,425.94	9.32
551 - 600	402	105,497,028.89	14.42
601 - 650	746	222,058,298.06	30.36
651 - 700	643	196,140,334.45	26.82
701 - 750	308	96,179,430.66	13.15
751 - 800	136	42,613,909.08	5.83
801 >=	1	544,500.00	0.07
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Non- Zero Minimum:	500
Maximum:	810
Non-Zero WA:	644

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,138	$342,761,077.25	46.86%
Purchase	1,128	306,468,627.04	41.90
Rate/Term Refinance	256	76,059,751.20	10.40
Debt Consolidation	18	6,146,821.06	0.84
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,019	$580,049,962.89	79.30%
PUD	313	98,452,712.44	13.46
Condo	112	31,864,539.85	4.36
2-4 Family	75	19,250,237.76	2.63
Manufactured Housing	20	1,248,309.38	0.17
Coop	1	570,514.23	0.08
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	716	$254,059,019.47	34.73%
CA-N	402	128,191,892.63	17.53
NY	121	49,398,215.96	6.75
FL	138	30,516,777.37	4.17
NJ	101	30,033,915.02	4.11
IL	94	29,081,878.15	3.98
MD	63	19,767,740.77	2.70
CO	56	16,989,666.14	2.32
MA	66	16,595,517.29	2.27
VA	44	13,431,126.55	1.84
MI	65	11,829,133.52	1.62
TX	59	11,468,905.55	1.57
MN	40	11,417,950.42	1.56
AZ	44	9,604,034.56	1.31
OH	85	9,012,196.96	1.23
CT	34	8,781,136.76	1.20
NV	27	8,644,584.68	1.18
WA	41	8,616,065.25	1.18
PA	38	6,398,827.23	0.87
GA	33	6,081,901.39	0.83
HI	11	5,611,912.01	0.77
OR	25	5,535,109.73	0.76
UT	19	5,404,922.79	0.74
RI	22	3,371,322.11	0.46
IN	24	2,783,201.67	0.38
NC	17	2,750,688.44	0.38
MO	26	2,731,080.52	0.37
NM	8	2,560,378.05	0.35
WI	11	2,427,586.32	0.33
SC	9	2,376,978.38	0.32
Other	101	15,962,610.86	2.18
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	816	$236,651,438.89	32.35%
1% of Amt. Prepaid	37	5,684,853.53	0.78
1% of Orig. Bal.	62	5,336,353.70	0.73
1% of UPB	23	3,621,205.06	0.50
2 Mos. Int. on Amt. Prepaid	2	757,798.61	0.10
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	1,087,053.50	0.15
2% of Amt. Prepaid	32	5,558,325.65	0.76
2% of UPB	41	6,473,078.89	0.88
3 Mos. Int. on Amt. Prepaid	1	500,000.00	0.07
3 Mos. Int. on UPB	35	8,700,418.03	1.19
3% 2% 1% of UPB	4	1,331,065.64	0.18
5% 4% of UPB	13	1,612,072.07	0.22
5% 4% 3% of UPB	1	53,910.02	0.01
5% of UPB	3	528,041.97	0.07
6 Mos. Int. on Amt. Prepaid	4	1,283,854.45	0.18
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,223	380,169,627.19	51.98
6 Mos. Int. on 80% of UPB	69	23,436,853.01	3.20
6 Mos. Int. on UPB	170	48,065,279.87	6.57
6% of Amt. Prepaid	1	585,046.47	0.08
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	1,331	$356,969,495.50	48.80%
Stated	719	189,418,795.00	25.90
Limited	339	131,941,176.28	18.04
No Documentation	122	39,597,454.13	5.41
No Ratio	29	13,509,355.64	1.85
Total:	**2,540**	**$731,436,276.55**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	57	$25,497,491.78	5.30%
3.001 - 3.500	7	2,963,649.04	0.62
3.501 - 4.000	31	11,531,800.97	2.40
4.001 - 4.500	36	11,170,348.72	2.32
4.501 - 5.000	95	32,335,138.52	6.72
5.001 - 5.500	197	64,658,355.68	13.43
5.501 - 6.000	269	90,934,701.72	18.89
6.001 - 6.500	269	81,436,447.05	16.91
6.501 - 7.000	265	79,755,950.50	16.56
7.001 - 7.500	215	55,926,840.39	11.62
7.501 - 8.000	91	15,084,944.33	3.13
8.001 - 8.500	39	5,671,824.54	1.18
8.501 - 9.000	26	2,511,288.49	0.52
9.001 - 9.500	10	1,008,312.86	0.21
9.501 - 10.000	7	932,749.86	0.19
10.001 >=	1	56,182.98	0.01
Total:	**1,615**	**$481,476,027.43**	**100.00%**

Minimum: 2.750%
Maximum: 10.600%
Weighted Average: 5.985%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	36	$9,431,174.79	1.96%
2.000	606	222,820,627.56	46.28
3.000	973	249,224,225.08	51.76
Total:	**1,615**	**$481,476,027.43**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.498%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,102	$406,539,960.77	84.44%
1.500	6	1,795,936.46	0.37
2.000	13	7,533,060.66	1.56
3.000	494	65,607,069.54	13.63
Total:	**1,615**	**$481,476,027.43**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.290%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$403,750.00	0.08%
10.501 - 11.000	1	153,811.51	0.03
11.001 - 11.500	17	6,305,116.19	1.31
11.501 - 12.000	101	39,326,612.35	8.17
12.001 - 12.500	125	44,810,974.10	9.31
12.501 - 13.000	195	65,881,533.57	13.68
13.001 - 13.500	193	59,053,262.83	12.27
13.501 - 14.000	293	91,665,738.57	19.04
14.001 - 14.500	229	68,144,348.14	14.15
14.501 - 15.000	201	53,960,649.82	11.21
15.001 - 15.500	111	24,540,973.35	5.10
15.501 - 16.000	85	19,577,592.67	4.07
16.001 - 16.500	39	5,419,168.59	1.13
16.501 - 17.000	16	1,772,304.86	0.37
17.001 - 17.500	5	317,109.02	0.07
17.501 - 18.000	3	143,081.86	0.03
Total:	**1,615**	**$481,476,027.43**	**100.00%**

Minimum: 10.500%
Maximum: 17.875%
Weighted Average: 13.679%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	100	$41,181,702.93	8.55%
5.501 - 6.000	111	42,214,826.08	8.77
6.001 - 6.500	168	61,701,588.55	12.82
6.501 - 7.000	300	104,043,783.37	21.61
7.001 - 7.500	253	82,020,330.60	17.04
7.501 - 8.000	257	73,322,424.47	15.23
8.001 - 8.500	154	34,077,246.96	7.08
8.501 - 9.000	133	26,764,280.05	5.56
9.001 - 9.500	64	8,446,785.95	1.75
9.501 - 10.000	42	5,201,409.02	1.08
10.001 - 10.500	21	1,743,159.78	0.36
10.501 - 11.000	8	481,906.69	0.10
11.001 - 11.500	3	220,400.00	0.05
11.501 - 12.000	1	56,182.98	0.01
Total:	**1,615**	**$481,476,027.43**	**100.00%**

Minimum: 2.750%
Maximum: 11.850%
Weighted Average: 6.974%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$25,477.00	0.01%
2005-01	1	185,457.95	0.04
2005-02	2	507,880.52	0.11
2005-04	8	1,659,810.05	0.34
2005-05	5	980,671.45	0.20
2005-06	4	900,311.53	0.19
2005-07	10	2,642,062.37	0.55
2005-08	32	10,020,911.02	2.08
2005-09	200	68,351,505.41	14.20
2005-10	794	206,482,696.84	42.89
2005-11	324	99,166,976.15	20.60
2005-12	46	20,240,756.00	4.20
2006-01	1	336,647.51	0.07
2006-02	1	164,967.44	0.03
2006-05	1	233,094.22	0.05
2006-06	1	242,489.29	0.05
2006-07	2	659,988.00	0.14
2006-08	5	1,300,334.98	0.27
2006-09	23	7,324,875.06	1.52
2006-10	88	32,022,450.77	6.65
2006-11	56	23,504,840.98	4.88
2006-12	4	2,152,841.00	0.45
2008-09	1	548,928.13	0.11
2008-10	2	804,853.76	0.17
2008-11	3	1,015,200.00	0.21
Total:	**1,615**	**$481,476,027.43**	**100.00%**

$2,372,982,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(3)
A1(4)	$1,125,979,000	1M Libor	1.50	1-48	11.35%	0.21%	2/25/2034	AAA/AAA
A2(5)	$446,249,000	1M Libor	1.50	1-48	11.35%	0.20%	2/25/2034	AAA/AAA
A3 (4)(5)(6)	$541,997,000	(6)	6.16	48-91	11.35%	(6)	2/25/2034	AAA/AAA
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	7/25/2005	AAA/AAA
M1	$113,283,000	1M Libor	5.01	38-91	6.60%	0.65%	2/25/2034	AA/AA
M2	$65,585,000	1M Libor	4.99	37-91	3.85%	1.80%	2/25/2034	A/A
M3	$17,886,000	1M Libor	4.97	37-91	3.10%	1.95%	2/25/2034	A-/A-
M4	$17,886,000	1M Libor	4.96	37-91	2.35%	2.75%	2/25/2034	BBB+/BBB+
M5	$17,886,000	1M Libor	4.77	37-87	1.60%	3.00%	2/25/2034	BBB/BBB
M6	$11,923,000	1M Libor	4.39	37-73	1.10%	3.00%	2/25/2034	BBB-/BBB-
B	$14,308,000	6.00%	3.55	37-58	0.50%	N/A	2/25/2034	BB+/BB+

To Maturity

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(3)
A1(4)	$1,125,979,000	1M Libor	1.50	1-48	11.35%	0.21%	2/25/2034	AAA/AAA
A2(5)	$446,249,000	1M Libor	1.50	1-48	11.35%	0.20%	2/25/2034	AAA/AAA
A3 (4)(5)(6)	$541,997,000	(7)	7.09	48-200	11.35%	(7)	2/25/2034	AAA/AAA
A-IO (7)	Notional	6.00%	N/A	N/A	N/A	N/A	7/25/2005	AAA/AAA
M1	$113,283,000	1M Libor	5.44	38-147	6.60%	0.65%	2/25/2034	AA/AA
M2	$65,585,000	1M Libor	5.29	37-127	3.85%	1.80%	2/25/2034	A/A
M3	$17,886,000	1M Libor	5.13	37-106	3.10%	1.95%	2/25/2034	A-/A-
M4	$17,886,000	1M Libor	5.00	37-98	2.35%	2.75%	2/25/2034	BBB+/BBB+
M5	$17,886,000	1M Libor	4.77	37-87	1.60%	3.00%	2/25/2034	BBB/BBB
M6	$11,923,000	1M Libor	4.39	37-73	1.10%	3.00%	2/25/2034	BBB-/BBB-
B	$14,308,000	6.00%	3.55	37-58	0.50%	N/A	2/25/2034	BB+/BB+

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) All Classes of Certificates will be rated by S&P and Fitch.

(4) The Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1.

(5) The Class A2 Certificates and A3(2) Component are the Senior Certificates of Group 2.

(6) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of 2.406% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus 0.55%. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all principal from Group 2 will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5 and M6 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class B Certificates will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on January 25, 2006, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in February 2006 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates, the Class B Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on January 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

Interest Payment Priority (continued)

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	409,116,571.44	163,261,428.56	572,378,000.00
7-12	306,837,071.20	122,445,928.80	429,283,000.00
13-18	255,697,678.46	102,038,321.54	357,736,000.00

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,805,935,126.86
3	1,791,114,378.15
4	1,771,260,507.29
5	1,748,690,371.44
6	1,723,075,375.80
7	1,694,317,910.48
8	1,661,459,947.80
9	1,624,939,035.36
10	1,583,839,439.25
11	1,520,073,608.79
12	1,459,206,431.89

Month	Approximate Notional Balance ($)
13	1,404,681,951.46
14	1,355,348,412.74
15	1,310,274,031.96
16	1,267,434,305.07
17	1,226,852,766.52
18	1,188,296,771.20
19	1,153,745,248.85
20	1,122,464,954.60
21	1,089,304,684.04
22	1,056,582,512.14
23	927,907,004.59
24	813,484,478.92

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that in the case of the Class B Certificates clause (b) in each definition above will be equal to 1.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (55.52%), Aurora (9.28%), Provident (7.87%), People's Choice (6.22%), Fieldstone (6.05%) and Finance America (4.82%) and as of the closing date will be serviced by Wells Fargo (47.61%), Chase (35.42%), Aurora (10.03%), Ocwen (4.89%) and Indymac (1.69%).

Mortgage Insurance

Approximately 67.24% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the margin on Class A3 will increase by 0.25%, the margins on the Class M1, M2, M3, M4, M5 and M6 will increase to 1.5 times their initial margin and the Class B Interest Rate will increase to 6.50%

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 66% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

Distribution Date	Loss Percentage
February 2007 to January 2008	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
February 2008 to January 2009	3.75% for the first month, plus an additional 1/12th of 0.75 % for each month thereafter
February 2009 to January 2010	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
February 2010 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater (Group 1)	A2 AAA/AAA Libor Floater (Group 2)	A-IO AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3
A3 AAA/AAA Fixed-Floating (Component Certificate)			
M1 AA/AA Libor Floater			Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A Libor Floater			
M3 A-/A- Libor Floater			
M4 BBB+/BBB+ Libor Floater			
M5 BBB/BBB Libor Floater			
M6 BBB-/BBB- Libor Floater			
B BB+/BB+ 6.00% Interest Rate			

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-1
Depositor:	Structured Asset Securities Corporation
Trustee:	Deutsche Bank
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: February 25, 2004
Cut-Off Date:	January 1, 2004
Expected Pricing Date:	January 21, 2004
Closing Date:	January 29, 2004
Settlement Date:	January 29, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	January 25, 2004
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5 and M6
	30/360 on Class A3, Class A-IO and Class B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 99.77% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 0.23% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00075% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.10	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-65	1-48	1-33	1-26
Expected Final Mat.	3/25/2012	6/25/2009	1/25/2008	10/25/2006	3/25/2006
Class A2					
Avg. Life (yrs)	3.10	2.07	1.50	1.14	0.92
Window (mos)	1-97	1-65	1-48	1-33	1-26
Expected Final Mat.	2/25/2012	6/25/2009	1/25/2008	10/25/2006	3/25/2006
Class A3					
Avg. Life (yrs)	12.15	8.31	6.16	4.71	3.57
Window (mos)	97-176	65-122	48-91	33-71	26-57
Expected Final Mat.	9/25/2018	3/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M1					
Avg. Life (yrs)	9.72	6.61	5.01	4.24	3.94
Window (mos)	56-176	37-122	38-91	40-71	41-57
Expected Final Mat.	9/25/2018	3/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M2					
Avg. Life (yrs)	9.72	6.61	4.99	4.15	3.73
Window (mos)	56-176	37-122	37-91	38-71	39-57
Expected Final Mat.	9/25/2018	3/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M3					
Avg. Life (yrs)	9.72	6.61	4.97	4.12	3.67
Window (mos)	56-176	37-122	37-91	38-71	39-57
Expected Final Mat.	9/25/2018	3/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.60	4.96	4.11	3.62
Window (mos)	56-176	37-122	37-91	37-71	38-57
Expected Final Mat.	9/25/2018	3/25/2014	8/25/2011	12/25/2009	10/25/2008
Class M5					
Avg. Life (yrs)	9.39	6.35	4.77	3.92	3.49
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	5/25/2018	11/25/2013	4/25/2011	9/25/2009	8/25/2008
Class M6					
Avg. Life (yrs)	8.68	5.85	4.39	3.62	3.20
Window (mos)	56-144	37-98	37-73	37-56	37-45
Expected Final Mat.	1/25/2016	3/25/2012	2/25/2010	9/25/2008	10/25/2007
Class B					
Avg. Life (yrs)	6.90	4.62	3.55	3.16	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	10/25/2013	8/25/2010	11/25/2008	10/25/2007	2/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.89
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	4/25/2009	1/25/2007	2/25/2006
Class A2			
Avg. Life (yrs)	1.98	1.23	0.88
Window (mos)	1-62	1-35	1-25
Expected Final Mat.	3/25/2009	12/25/2006	2/25/2006
Class A3			
Avg. Life (yrs)	8.02	5.15	3.33
Window (mos)	62-118	35-76	25-54
Expected Final Mat.	11/25/2013	5/25/2010	7/25/2008
Class M1			
Avg. Life (yrs)	6.37	4.42	3.92
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	11/25/2013	5/25/2010	7/25/2008
Class M2			
Avg. Life (yrs)	6.37	4.35	3.67
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	11/25/2013	5/25/2010	7/25/2008
Class M3			
Avg. Life (yrs)	6.37	4.34	3.58
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	11/25/2013	5/25/2010	7/25/2008
Class M4			
Avg. Life (yrs)	6.36	4.31	3.55
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	11/25/2013	5/25/2010	7/25/2008
Class M5			
Avg. Life (yrs)	6.12	4.15	3.42
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	7/25/2013	2/25/2010	5/25/2008
Class M6			
Avg. Life (yrs)	5.63	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	12/25/2011	2/25/2009	8/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	5/25/2010	2/25/2008	2/25/2007

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A1					
Avg. Life (yrs)	3.10	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-65	1-48	1-33	1-26
Expected Final Mat.	3/25/2012	6/25/2009	1/25/2008	10/25/2006	3/25/2006
Class A2					
Avg. Life (yrs)	3.10	2.07	1.50	1.14	0.92
Window (mos)	1-97	1-65	1-48	1-33	1-26
Expected Final Mat.	2/25/2012	6/25/2009	1/25/2008	10/25/2006	3/25/2006
Class A3					
Avg. Life (yrs)	13.66	9.53	7.09	5.45	4.16
Window (mos)	97-323	65-259	48-200	33-159	26-129
Expected Final Mat.	12/25/2030	8/25/2025	9/25/2020	4/25/2017	10/25/2014
Class M1					
Avg. Life (yrs)	10.46	7.18	5.44	4.58	4.22
Window (mos)	56-267	37-194	38-147	40-115	41-93
Expected Final Mat.	4/25/2026	3/25/2020	4/25/2016	8/25/2013	10/25/2011
Class M2					
Avg. Life (yrs)	10.26	7.02	5.29	4.38	3.92
Window (mos)	56-237	37-169	37-127	38-99	39-80
Expected Final Mat.	10/25/2023	2/25/2018	8/25/2014	4/25/2012	9/25/2010
Class M3					
Avg. Life (yrs)	10.01	6.83	5.13	4.24	3.76
Window (mos)	56-204	37-143	37-106	38-83	39-67
Expected Final Mat.	1/25/2021	12/25/2015	11/25/2012	12/25/2010	8/25/2009
Class M4					
Avg. Life (yrs)	9.79	6.66	5.00	4.13	3.64
Window (mos)	56-189	37-132	37-98	37-76	38-61
Expected Final Mat.	10/25/2019	1/25/2015	3/25/2012	5/25/2010	2/25/2009
Class M5					
Avg. Life (yrs)	9.39	6.35	4.77	3.92	3.49
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	5/25/2018	11/25/2013	4/25/2011	9/25/2009	8/25/2008
Class M6					
Avg. Life (yrs)	8.68	5.85	4.39	3.62	3.20
Window (mos)	56-144	37-98	37-73	37-56	37-45
Expected Final Mat.	1/25/2016	3/25/2012	2/25/2010	9/25/2008	10/25/2007
Class B					
Avg. Life (yrs)	6.90	4.62	3.55	3.16	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	10/25/2013	8/25/2010	11/25/2008	10/25/2007	2/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity [(1)]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.89
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	4/25/2009	1/25/2007	2/25/2006
Class A2			
Avg. Life (yrs)	1.98	1.23	0.88
Window (mos)	1-62	1-35	1-25
Expected Final Mat.	3/25/2009	12/25/2006	2/25/2006
Class A3			
Avg. Life (yrs)	9.18	5.94	3.90
Window (mos)	62-251	35-170	25-121
Expected Final Mat.	12/25/2024	3/25/2018	2/25/2014
Class M1			
Avg. Life (yrs)	6.92	4.79	4.18
Window (mos)	37-187	39-124	42-88
Expected Final Mat.	8/25/2019	5/25/2014	5/25/2011
Class M2			
Avg. Life (yrs)	6.76	4.62	3.85
Window (mos)	37-163	38-106	39-76
Expected Final Mat.	8/25/2017	11/25/2012	5/25/2010
Class M3			
Avg. Life (yrs)	6.57	4.48	3.68
Window (mos)	37-137	38-89	39-63
Expected Final Mat.	6/25/2015	6/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.41	4.35	3.57
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	8/25/2014	11/25/2010	11/25/2008
Class M5			
Avg. Life (yrs)	6.12	4.15	3.42
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	7/25/2013	2/25/2010	5/25/2008
Class M6			
Avg. Life (yrs)	5.63	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	12/25/2011	2/25/2009	8/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	5/25/2010	2/25/2008	2/25/2007

A-IO Sensitivity Analysis (1)

Price (%) (2)	Yield (%)
6.871591	3.84
6.881591	3.63
6.891591	3.42
6.901591	3.21
6.911591	3.00
6.921591	2.79
6.931591	2.58
6.941591	2.38
6.951591	2.17
Mod. Dur.	0.69(3)

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.911591% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	4.73175	4.87680	31	8.15349	8.10485
2	8.23466	8.38943	32	8.15085	8.10400
3	7.71953	7.86404	33	8.47370	8.39224
4	7.98417	8.13320	34	9.01842	8.92656
5	7.72810	7.87202	35	9.31503	9.22684
6	7.98039	8.12877	36	9.01067	8.92612
7	8.11639	8.26026	37	9.00836	8.92350
8	8.10472	8.24832	38	9.96924	9.87756
9	8.35325	8.50135	39	9.05191	8.93789
10	8.05107	8.19409	40	10.02758	9.90829
11	8.23317	8.38060	41	9.69931	9.58890
12	7.88489	8.02723	42	10.01766	9.90459
13	8.04708	8.18964	43	9.68971	9.58128
14	8.84125	8.99875	44	9.68491	9.57747
15	7.92962	8.07156	45	10.00429	9.89347
16	8.13724	8.28357	46	9.77558	10.04044
17	7.82132	7.96258	47	10.09631	10.37462
18	8.02799	8.17358	48	9.76566	10.03545
19	9.10531	9.24749	49	9.76044	10.03062
20	9.10013	9.24584	50	10.42828	10.71757
21	9.55109	9.60070	51	9.75053	10.02168
22	10.41526	10.48707	52	10.16582	10.61650
23	10.45967	10.53426	53	9.83280	10.27037
24	9.85398	9.92654	54	10.15531	10.60767
25	7.47185	7.54365	55	9.82263	10.26060
26	8.27048	8.35168	56	9.81755	10.25570
27	7.52086	7.56152	57	10.14486	10.59411
28	8.43230	8.38117	58	9.90147	10.37714
29	8.15765	8.10880	59	10.23040	10.71910
30	8.42684	8.37703	60	9.89519	10.36824

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2004-1 Collateral Summary –Aggregate

Total Number of Loans	13,562	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,384,907,520	Yes	31.4%
Average Loan Principal Balance	$175,852	No	68.6%
Fixed Rate	30.2%		
Adjustable Rate	69.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	67.2%
Weighted Average Margin	6.2%	No	32.8%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.1%	None	25.1%
Weighted Average Floor	7.3%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	353.4	1.001-2.000	43.5%
Weighted Average Remaining Term (mo.)	350.4	2.001-3.000	24.9%
Weighted Average Loan Age (mo.)	3.0	3.001-4.000	0.1%
Weighted Average Combined LTV	81.0%	4.001-5.000	1.0%
Non-Zero Weighted Average FICO	628		
Non-Zero Weighted Average DTI	40.4%	**Geographic Distribution**	
% IO Loans	5.5%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	46.5%
First	97.8%	IL	5.5%
Second	2.2%	NY	4.7%
		FL	4.4%
Product Type		NJ	3.7%
2/28 ARM (LIBOR)	55.5%		
Fixed Rate	28.9%	**Occupancy Status**	
3/27 ARM (LIBOR)	14.1%	Primary Home	92.6%
Balloon	1.3%	Investment	6.6%
Other	0.2%	Second Home	0.8%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,173	$41,564,417.53	1.74%
50,000.01 - 100,000.00	2,679	203,367,556.31	8.53
100,000.01 - 150,000.00	2,929	367,597,747.47	15.41
150,000.01 - 200,000.00	2,312	403,594,163.03	16.92
200,000.01 - 250,000.00	1,571	351,026,674.02	14.72
250,000.01 - 300,000.00	1,071	293,405,739.27	12.30
300,000.01 - 350,000.00	747	242,580,190.98	10.17
350,000.01 - 400,000.00	479	180,144,934.91	7.55
400,000.01 - 450,000.00	250	106,089,468.40	4.45
450,000.01 - 500,000.00	164	78,535,476.51	3.29
500,000.01 - 550,000.00	56	29,548,031.96	1.24
550,000.01 - 600,000.00	55	31,676,842.70	1.33
600,000.01 - 650,000.00	36	22,810,831.49	0.96
650,000.01 - 700,000.00	11	7,388,536.75	0.31
700,000.01 - 750,000.00	9	6,596,274.06	0.28
750,000.01 - 800,000.00	4	3,098,242.46	0.13
800,000.01 - 850,000.00	7	5,785,404.50	0.24
850,000.01 - 900,000.00	2	1,786,571.10	0.07
900,000.01 - 950,000.00	1	950,000.00	0.04
950,000.01 - 1,000,000.00	2	1,993,091.34	0.08
1,050,000.01 - 1,100,000.00	1	1,072,500.00	0.04
1,250,000.01 - 1,300,000.00	1	1,299,083.49	0.05
1,350,000.01 - 1,400,000.00	1	1,400,000.00	0.06
1,550,000.01 - 1,600,000.00	1	1,595,741.66	0.07
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Minimum: $8,837.36
Maximum: $1,595,741.66
Weighted Average: $175,852.20

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	76	$18,646,374.54	0.78%
5.501 - 6.000	617	151,136,914.34	6.34
6.001 - 6.500	1,376	328,408,145.98	13.77
6.501 - 7.000	2,480	527,174,049.08	22.10
7.001 - 7.500	2,110	406,460,083.32	17.04
7.501 - 8.000	2,217	396,856,653.56	16.64
8.001 - 8.500	1,360	213,352,242.80	8.95
8.501 - 9.000	1,206	171,463,494.92	7.19
9.001 - 9.500	594	63,172,140.40	2.65
9.501 - 10.000	587	53,269,682.90	2.23
10.001 - 10.500	391	26,131,435.08	1.10
10.501 - 11.000	318	18,141,752.29	0.76
11.001 - 11.500	94	4,979,893.60	0.21
11.501 - 12.000	51	2,335,622.31	0.10
12.001 - 12.500	16	967,602.19	0.04
12.501 - 13.000	68	2,376,113.10	0.10
13.001 - 13.500	1	35,319.53	0.00
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Minimum: 3.000%
Maximum: 13.500%
Weighted Average: 7.445%

86

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	16	$1,491,218.07	0.06%
171 - 180	810	66,487,201.32	2.79
181 - 240	419	28,911,928.59	1.21
241 - 300	3	463,377.90	0.02
301 - 360	12,314	2,287,553,794.06	95.92
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	32	$5,484,858.06	0.23%
171 - 180	794	62,493,561.33	2.62
181 - 240	419	28,911,928.59	1.21
241 - 300	3	463,377.90	0.02
301 - 360	12,314	2,287,553,794.06	95.92
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Minimum: 114.0
Maximum: 360.0
Weighted Average: 350.4

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$24,767.07	0.00%
10.001 - 20.000	17	1,161,081.09	0.05
20.001 - 30.000	53	5,957,488.93	0.25
30.001 - 40.000	117	15,411,237.64	0.65
40.001 - 50.000	260	39,030,338.54	1.64
50.001 - 60.000	563	96,438,486.50	4.04
60.001 - 70.000	1,273	230,413,202.41	9.66
70.001 - 80.000	4,580	856,131,216.89	35.90
80.001 - 90.000	4,214	784,563,288.40	32.90
90.001 - 100.000	2,484	355,776,412.47	14.92
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Minimum: 6.760%
Maximum: 100.000%
Weighted Average: 80.952%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	22	$3,108,986.21	0.13%
501 - 550	2,162	345,364,501.91	14.48
551 - 600	2,834	467,840,720.38	19.62
601 - 650	3,971	698,378,890.70	29.28
651 - 700	2,834	532,895,601.41	22.34
701 - 750	1,244	239,151,423.95	10.03
751 - 800	488	97,138,765.19	4.07
801 >=	7	1,028,630.19	0.04
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Non- Zero Minimum: 498
Maximum: 813
Non-Zero WA: 628

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	7,082	$1,276,625,917.27	53.53%
Purchase	4,949	837,106,098.55	35.10
Rate/Term Refinance	1,415	251,290,775.10	10.54
Debt Consolidation	114	19,582,903.56	0.82
Home Improvement	2	301,825.46	0.01
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	10,245	$1,775,046,360.84	74.43%
PUD	1,201	238,070,664.55	9.98
2-4 Family	1,042	200,913,553.43	8.42
Condo	1,043	166,512,043.54	6.98
Row House	15	2,025,607.64	0.08
Manufactured Housing	11	1,024,434.30	0.04
Townhouse	4	744,842.27	0.03
Co-op	1	570,013.37	0.02
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	3,786	$815,081,692.15	34.18%
CA-N	1,336	292,963,957.89	12.28
IL	738	131,135,695.42	5.50
NY	435	112,826,897.45	4.73
FL	773	105,515,643.22	4.42
NJ	458	89,340,622.95	3.75
HI	296	66,995,934.00	2.81
MI	518	59,840,895.73	2.51
CO	319	59,079,508.54	2.48
TX	523	57,570,894.84	2.41
MD	269	51,910,751.22	2.18
NV	297	45,184,926.65	1.89
WA	296	45,134,048.25	1.89
MN	262	44,179,869.47	1.85
AZ	358	41,901,080.03	1.76
MA	186	35,965,993.90	1.51
VA	153	30,017,614.99	1.26
CT	173	27,549,789.34	1.16
PA	246	26,658,385.62	1.12
UT	198	26,645,356.15	1.12
OH	272	25,242,270.46	1.06
GA	185	24,561,761.98	1.03
OR	171	24,190,278.77	1.01
MO	203	17,087,734.44	0.72
WI	132	13,783,009.09	0.58
DC	76	13,588,319.11	0.57
RI	76	11,187,900.92	0.47
IN	112	10,978,965.83	0.46
NC	79	9,079,703.78	0.38
NM	55	7,760,852.19	0.33
Other	581	61,947,165.56	2.60
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	3,511	$599,228,595.43	25.13%
1% of Amt. Prepaid	223	25,142,946.46	1.05
1% of Orig. Bal.	139	12,117,482.35	0.51
1% of UPB	236	25,039,135.09	1.05
2 Mos. Int. on Amt. Prepaid	28	5,164,277.07	0.22
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	43	6,701,156.05	0.28
2 Mos. Int. on 80% UPB	4	429,733.26	0.02
2% of Amt. Prepaid	75	12,756,869.61	0.53
2% of UPB	263	29,327,281.94	1.23
3 Mos. Int. on Amt. Prepaid	8	2,548,604.00	0.11
3 Mos. Int. on UPB	90	19,880,818.32	0.83
3% 2% 1% of UPB	30	5,529,707.47	0.23
3% of UPB	2	195,234.83	0.01
5% 4% of UPB	13	1,610,075.29	0.07
5% 4% 3% of UPB	7	548,356.84	0.02
5% 4% 3% 2% 1% of UPB	7	652,863.44	0.03
5% of Amt. Prepaid	5	1,004,764.61	0.04
5% of UPB	7	762,578.22	0.03
6 Mos. Int. on Amt. Prepaid	10	3,224,587.31	0.14
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	7,499	1,397,295,705.78	58.59
6 Mos. Int. on 80% of UPB	413	80,902,791.54	3.39
6 Mos. Int. on UPB	946	154,097,774.15	6.46
6% of Amt. Prepaid	2	683,715.98	0.03
6% of UPB	1	62,464.90	0.00
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	8,464	$1,378,657,503.37	57.81%
Stated	3,695	672,574,579.29	28.20
Limited	932	231,476,494.77	9.71
No Documentation	409	84,113,703.82	3.53
No Ratio	62	18,085,238.69	0.76
Total:	**13,562**	**$2,384,907,519.94**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	113	$31,336,848.78	1.88%
3.001 - 3.500	25	5,731,197.56	0.34
3.501 - 4.000	224	43,834,119.11	2.63
4.001 - 4.500	162	31,278,832.06	1.88
4.501 - 5.000	430	89,328,019.19	5.36
5.001 - 5.500	1,062	210,524,353.41	12.64
5.501 - 6.000	1,419	288,413,594.83	17.32
6.001 - 6.500	1,661	304,662,613.59	18.29
6.501 - 7.000	1,631	310,673,487.73	18.66
7.001 - 7.500	1,529	262,160,771.69	15.74
7.501 - 8.000	370	56,167,644.40	3.37
8.001 - 8.500	138	20,339,755.76	1.22
8.501 - 9.000	65	7,738,706.04	0.46
9.001 - 9.500	18	1,942,246.19	0.12
9.501 - 10.000	8	1,004,320.60	0.06
10.001 >=	3	194,910.88	0.01
Total:	**8,858**	**$1,665,331,421.82**	**100.00%**

Minimum: 2.750%
Maximum: 10.650%
Weighted Average: 6.203%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	26	$5,052,786.66	0.30%
1.500	1	58,831.09	0.00
2.000	5,498	1,057,543,251.38	63.50
2.500	1	293,840.20	0.02
3.000	3,329	601,705,125.72	36.13
3.375	1	229,551.86	0.01
5.000	1	311,250.00	0.02
7.000	1	136,784.91	0.01
Total:	**8,858**	**$1,665,331,421.82**	**100.00%**

Minimum: 1.000%
Maximum: 7.000%
Weighted Average: 2.360%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	8,250	$1,572,607,596.11	94.43%
1.500	39	6,909,222.84	0.41
2.000	76	20,376,657.82	1.22
3.000	493	65,437,945.05	3.93
Total:	**8,858**	**$1,665,331,421.82**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.093%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.501 - 9.000	1	$187,041.82	0.01%
10.001 - 10.500	1	111,633.19	0.01
10.501 - 11.000	4	763,019.74	0.05
11.001 - 11.500	31	9,026,244.66	0.54
11.501 - 12.000	197	56,344,203.85	3.38
12.001 - 12.500	352	89,337,292.29	5.36
12.501 - 13.000	696	158,007,808.25	9.49
13.001 - 13.500	1,056	219,723,060.80	13.19
13.501 - 14.000	1,632	330,587,911.55	19.85
14.001 - 14.500	1,330	248,631,022.78	14.93
14.501 - 15.000	1,357	239,308,517.49	14.37
15.001 - 15.500	825	131,929,099.08	7.92
15.501 - 16.000	713	107,962,058.14	6.48
16.001 - 16.500	283	33,778,854.21	2.03
16.501 - 17.000	231	26,331,689.99	1.58
17.001 - 17.500	73	7,310,819.78	0.44
17.501 - 18.000	51	4,310,313.51	0.26
18.001 - 18.500	18	1,349,519.81	0.08
18.501 - 19.000	5	234,608.91	0.01
19.001 - 19.500	1	36,729.56	0.00
19.501 >=	1	59,972.41	0.00
Total:	**8,858**	**$1,665,331,421.82**	**100.00%**

Minimum: 9.000%
Maximum: 20.000%
Weighted Average: 14.106%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	313	$77,715,705.09	4.67%
5.501 - 6.000	356	90,891,240.79	5.46
6.001 - 6.500	848	193,341,710.06	11.61
6.501 - 7.000	1,625	351,732,093.57	21.12
7.001 - 7.500	1,457	289,987,614.53	17.41
7.501 - 8.000	1,532	279,335,043.95	16.77
8.001 - 8.500	982	157,897,443.07	9.48
8.501 - 9.000	866	128,469,157.37	7.71
9.001 - 9.500	376	44,669,510.85	2.68
9.501 - 10.000	303	34,236,974.41	2.06
10.001 - 10.500	103	9,672,159.31	0.58
10.501 - 11.000	59	4,760,734.48	0.29
11.001 - 11.500	23	1,750,976.06	0.11
11.501 - 12.000	11	634,074.71	0.04
12.001 - 12.500	3	177,011.16	0.01
12.501 - 13.000	1	59,972.41	0.00
Total:	**8,858**	**$1,665,331,421.82**	**100.00%**

Minimum: 2.750%
Maximum: 13.000%
Weighted Average: 7.303%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-07	1	$187,041.82	0.01%
2005-01	1	213,341.61	0.01
2005-02	1	110,720.80	0.01
2005-04	13	2,358,546.00	0.14
2005-05	30	4,771,389.01	0.29
2005-06	33	6,296,244.66	0.38
2005-07	55	10,426,736.71	0.63
2005-08	135	25,802,663.06	1.55
2005-09	863	176,736,182.66	10.61
2005-10	3,541	656,173,278.82	39.40
2005-11	2,054	376,034,691.76	22.58
2005-12	368	64,427,811.14	3.87
2006-01	2	396,950.00	0.02
2006-02	1	164,629.36	0.01
2006-04	2	257,263.83	0.02
2006-05	2	431,573.61	0.03
2006-07	2	340,435.93	0.02
2006-08	14	2,590,720.50	0.16
2006-09	125	25,401,995.67	1.53
2006-10	837	162,021,027.46	9.73
2006-11	697	132,119,946.87	7.93
2006-12	52	11,247,571.32	0.68
2007-01	8	1,353,295.00	0.08
2008-09	2	754,206.06	0.05
2008-10	14	3,127,433.04	0.19
2008-11	5	1,585,725.12	0.10
Total:	**8,858**	**$1,665,331,421.82**	**100.00%**

SAIL 2004-1 Collateral Summary –Group 2

Total Number of Loans	2,402	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$680,255,720	Yes	33.2%
Average Loan Principal Balance	$283,204	No	66.8%
Fixed Rate	34.1%		
Adjustable Rate	65.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	68.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	65.8%
Weighted Average Margin	6.0%	No	34.2%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.3%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	31.1%
Weighted Average Floor	7.0%	0.001-1.000	7.2%
Weighted Average Original Term (mo.)	353.2	1.001-2.000	41.8%
Weighted Average Remaining Term (mo.)	349.8	2.001-3.000	16.1%
Weighted Average Loan Age (mo.)	3.3	3.001-4.000	0.4%
Weighted Average Combined LTV	81.5%	4.001-5.000	3.4%
Non-Zero Weighted Average FICO	643		
Non-Zero Weighted Average DTI	40.5%	**Geographic Distribution**	
% IO Loans	9.7%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	51.8%
First	97.0%	NY	6.6%
Second	3.0%	FL	4.4%
		NJ	4.3%
Product Type		IL	3.9%
2/28 ARM (LIBOR)	55.8%		
Fixed Rate	31.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	9.7%	Primary Home	95.3%
Balloon	2.3%	Investment	3.5%
Other	0.3%	Second Home	1.1%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	110	$3,656,722.88	0.54%
50,000.01 - 100,000.00	435	32,600,044.54	4.79
100,000.01 - 150,000.00	269	32,925,633.60	4.84
150,000.01 - 200,000.00	126	21,889,242.15	3.22
200,000.01 - 250,000.00	93	20,585,573.23	3.03
250,000.01 - 300,000.00	43	11,792,071.88	1.73
300,000.01 - 350,000.00	362	121,559,590.12	17.87
350,000.01 - 400,000.00	406	152,667,402.59	22.44
400,000.01 - 450,000.00	221	93,892,955.32	13.80
450,000.01 - 500,000.00	153	73,357,290.67	10.78
500,000.01 - 550,000.00	56	29,548,031.96	4.34
550,000.01 - 600,000.00	52	30,004,884.53	4.41
600,000.01 - 650,000.00	36	22,810,831.49	3.35
650,000.01 - 700,000.00	11	7,388,536.75	1.09
700,000.01 - 750,000.00	9	6,596,274.06	0.97
750,000.01 - 800,000.00	4	3,098,242.46	0.46
800,000.01 - 850,000.00	7	5,785,404.50	0.85
850,000.01 - 900,000.00	2	1,786,571.10	0.26
900,000.01 - 950,000.00	1	950,000.00	0.14
950,000.01 - 1,000,000.00	2	1,993,091.34	0.29
1,050,000.01 - 1,100,000.00	1	1,072,500.00	0.16
1,250,000.01 - 1,300,000.00	1	1,299,083.49	0.19
1,350,000.01 - 1,400,000.00	1	1,400,000.00	0.21
1,550,000.01 - 1,600,000.00	1	1,595,741.66	0.23
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Minimum: $8,837.36
Maximum: $1,595,741.66
Weighted Average: $283,203.88

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	24	$8,206,611.44	1.21%
5.501 - 6.000	158	61,449,422.27	9.03
6.001 - 6.500	308	119,381,930.58	17.55
6.501 - 7.000	434	154,975,156.18	22.78
7.001 - 7.500	360	113,968,650.90	16.75
7.501 - 8.000	358	104,585,351.01	15.37
8.001 - 8.500	213	48,908,920.87	7.19
8.501 - 9.000	169	34,091,472.43	5.01
9.001 - 9.500	96	11,022,691.63	1.62
9.501 - 10.000	109	10,681,765.48	1.57
10.001 - 10.500	76	6,297,893.86	0.93
10.501 - 11.000	51	4,100,418.90	0.60
11.001 - 11.500	17	1,075,978.52	0.16
11.501 - 12.000	8	430,065.73	0.06
12.001 - 12.500	5	450,129.34	0.07
12.501 - 13.000	16	629,261.18	0.09
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Minimum:	3.750%
Maximum:	13.000%
Weighted Average:	7.245%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	3	$520,295.22	0.08%
171 - 180	189	21,597,426.76	3.17
181 - 240	55	5,189,841.80	0.76
241 - 300	2	288,763.25	0.04
301 - 360	2,153	652,659,393.29	95.94
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	16	$4,372,901.01	0.64%
171 - 180	176	17,744,820.97	2.61
181 - 240	55	5,189,841.80	0.76
241 - 300	2	288,763.25	0.04
301 - 360	2,153	652,659,393.29	95.94
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Minimum: 114.0
Maximum: 360.0
Weighted Average: 349.8

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$39,974.35	0.01%
20.001 - 30.000	3	978,940.78	0.14
30.001 - 40.000	9	3,516,735.22	0.52
40.001 - 50.000	21	8,136,582.81	1.20
50.001 - 60.000	84	28,278,211.88	4.16
60.001 - 70.000	176	61,248,549.17	9.00
70.001 - 80.000	781	239,815,662.76	35.25
80.001 - 90.000	817	233,382,911.23	34.31
90.001 - 100.000	510	104,858,152.12	15.41
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Minimum: 17.800%
Maximum: 100.000%
Weighted Average: 81.458%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	1	$213,543.96	0.03%
501 - 550	294	66,138,432.60	9.72
551 - 600	375	98,631,150.06	14.50
601 - 650	712	209,461,230.85	30.79
651 - 700	604	180,735,887.29	26.57
701 - 750	287	85,047,410.98	12.50
751 - 800	129	40,028,064.58	5.88
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Non- Zero Minimum: 500
Maximum: 800
Non-Zero WA: 643

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,060	$317,277,751.38	46.64%
Purchase	1,080	284,402,826.35	41.81
Rate/Term Refinance	245	73,000,183.86	10.73
Debt Consolidation	17	5,574,958.73	0.82
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,921	$542,447,388.91	79.74%
PUD	289	89,511,118.94	13.16
Condo	106	29,160,466.82	4.29
2-4 Family	74	17,542,297.98	2.58
Manufactured Housing	11	1,024,434.30	0.15
Co-op	1	570,013.37	0.08
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	675	$234,047,372.19	34.41%
CA-N	381	118,195,034.20	17.38
NY	113	44,556,707.81	6.55
FL	136	29,927,097.15	4.40
NJ	97	28,969,254.62	4.26
IL	88	26,735,299.49	3.93
MD	61	18,998,591.96	2.79
MA	65	15,927,067.81	2.34
CO	49	15,758,787.72	2.32
VA	42	13,039,920.31	1.92
MI	64	11,718,435.95	1.72
MN	38	11,272,682.90	1.66
AZ	42	9,552,816.87	1.40
TX	55	9,481,227.21	1.39
OH	83	8,925,102.01	1.31
CT	33	8,640,937.38	1.27
NV	26	8,167,144.18	1.20
WA	37	8,160,958.98	1.20
PA	37	6,349,506.92	0.93
HI	14	5,914,437.25	0.87
OR	23	5,380,998.46	0.79
UT	17	4,956,966.59	0.73
GA	22	3,985,871.29	0.59
RI	22	3,344,339.92	0.49
IN	24	2,779,548.86	0.41
NM	8	2,557,073.37	0.38
NC	17	2,526,451.60	0.37
WI	11	2,424,776.21	0.36
MO	24	2,078,801.49	0.31
DE	6	1,837,314.49	0.27
Other	92	14,045,195.13	2.06
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	747	$211,382,777.87	31.07%
1% of Amt. Prepaid	36	5,588,324.23	0.82
1% of Orig. Bal.	62	5,329,391.08	0.78
1% of UPB	22	3,559,684.47	0.52
2 Mos. Int. on Amt. Prepaid	2	756,384.65	0.11
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2	735,078.94	0.11
2% of Amt. Prepaid	31	5,321,902.73	0.78
2% of UPB	38	5,664,402.87	0.83
3 Mos. Int. on Amt. Prepaid	1	500,000.00	0.07
3 Mos. Int. on UPB	35	8,687,271.21	1.28
3% 2% 1% of UPB	4	1,328,565.90	0.20
5% 4% of UPB	13	1,610,075.29	0.24
5% 4% 3% of UPB	1	53,636.39	0.01
5% 4% 3% 2% 1% of UPB	1	99,578.34	0.01
6 Mos. Int. on Amt. Prepaid	1	793,315.11	0.12
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,168	358,032,277.46	52.63
6 Mos. Int. on 80% of UPB	65	22,785,793.98	3.35
6 Mos. Int. on UPB	172	47,443,196.51	6.97
6% of Amt. Prepaid	1	584,063.29	0.09
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,279	$336,266,316.86	49.43%
Stated	681	177,436,717.68	26.08
Limited	308	118,434,721.21	17.41
No Documentation	107	35,605,181.02	5.23
No Ratio	27	12,512,783.55	1.84
Total:	**2,402**	**$680,255,720.32**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	38	$16,871,574.98	3.76%
3.001 - 3.500	6	2,560,317.13	0.57
3.501 - 4.000	29	10,716,984.34	2.39
4.001 - 4.500	36	11,016,837.67	2.46
4.501 - 5.000	93	31,301,662.01	6.98
5.001 - 5.500	192	62,893,904.16	14.03
5.501 - 6.000	252	85,274,057.44	19.02
6.001 - 6.500	254	75,246,545.45	16.78
6.501 - 7.000	252	75,246,415.64	16.78
7.001 - 7.500	210	54,769,763.51	12.21
7.501 - 8.000	85	13,253,298.22	2.96
8.001 - 8.500	36	4,972,536.40	1.11
8.501 - 9.000	25	2,471,620.66	0.55
9.001 - 9.500	9	917,629.62	0.20
9.501 - 10.000	6	862,235.56	0.19
10.001 >=	1	56,149.23	0.01
Total:	**1,524**	**$448,431,532.02**	**100.00%**

Minimum: 2.750%
Maximum: 10.600%
Weighted Average: 6.032%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	17	$3,429,646.17	0.76%
2.000	590	216,910,552.18	48.37
3.000	917	228,091,333.67	50.86
Total:	**1,524**	**$448,431,532.02**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.501%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,018	$374,951,854.45	83.61%
1.500	3	1,268,364.76	0.28
2.000	12	7,154,394.54	1.60
3.000	491	65,056,918.27	14.51
Total:	**1,524**	**$448,431,532.02**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.308%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
10.501 - 11.000	1	$153,432.22	0.03%
11.001 - 11.500	16	5,896,919.15	1.32
11.501 - 12.000	89	33,281,092.12	7.42
12.001 - 12.500	111	39,220,287.95	8.75
12.501 - 13.000	182	60,912,439.69	13.58
13.001 - 13.500	182	55,108,081.11	12.29
13.501 - 14.000	282	87,747,638.81	19.57
14.001 - 14.500	222	66,047,734.19	14.73
14.501 - 15.000	193	51,028,540.58	11.38
15.001 - 15.500	111	24,188,292.85	5.39
15.501 - 16.000	81	18,444,627.93	4.11
16.001 - 16.500	33	4,323,400.59	0.96
16.501 - 17.000	15	1,714,333.35	0.38
17.001 - 17.500	4	247,190.76	0.06
17.501 - 18.000	2	117,520.72	0.03
Total:	**1,524**	**$448,431,532.02**	**100.00%**

Minimum: 10.900%
Maximum: 17.850%
Weighted Average: 13.713%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	81	$32,972,498.67	7.35%
5.501 - 6.000	104	38,907,410.76	8.68
6.001 - 6.500	158	57,496,440.06	12.82
6.501 - 7.000	288	99,501,154.61	22.19
7.001 - 7.500	246	79,409,821.07	17.71
7.501 - 8.000	241	67,788,393.18	15.12
8.001 - 8.500	149	32,471,042.45	7.24
8.501 - 9.000	126	24,870,699.15	5.55
9.001 - 9.500	60	7,509,140.69	1.67
9.501 - 10.000	43	5,317,551.58	1.19
10.001 - 10.500	18	1,510,811.98	0.34
10.501 - 11.000	6	400,194.56	0.09
11.001 - 11.500	3	220,224.03	0.05
11.501 - 12.000	1	56,149.23	0.01
Total:	**1,524**	**$448,431,532.02**	**100.00%**

Minimum: 2.750%
Maximum: 11.850%
Weighted Average: 7.002%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-02	1	$110,720.80	0.02%
2005-04	6	1,498,480.00	0.33
2005-05	2	602,777.02	0.13
2005-06	2	718,354.15	0.16
2005-07	8	2,396,478.70	0.53
2005-08	27	8,615,868.85	1.92
2005-09	178	60,688,844.15	13.53
2005-10	770	198,200,352.05	44.20
2005-11	306	90,137,756.33	20.10
2005-12	40	16,893,034.68	3.77
2006-02	1	164,629.36	0.04
2006-05	1	232,537.33	0.05
2006-08	5	1,298,403.05	0.29
2006-09	20	6,321,018.88	1.41
2006-10	91	32,560,526.94	7.26
2006-11	56	23,473,282.38	5.23
2006-12	4	2,151,752.13	0.48
2008-09	1	547,845.29	0.12
2008-10	2	803,669.93	0.18
2008-11	3	1,015,200.00	0.23
Total:	**1,524**	**$448,431,532.02**	**100.00%**